Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS SECOND QUARTER 2019 RESULTS: SOLID OPERATING PERFORMANCE; MELIADINE PRODUCTION RAMPING UP FOLLOWING DECLARATION OF COMMERCIAL PRODUCTION; EXPLORATION CONTINUES TO ENHANCE MINESITE AND PIPELINE PROJECTS

Toronto (July 24, 2019) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $27.8 million, or $0.12 per share, for the second quarter of 2019.  This result includes non-cash foreign currency translation gains on deferred tax liabilities of $5.9 million ($0.03 per share), derivative gains on financial instruments, mark-to-market and other adjustments of $3.3 million ($0.01 per share) and non-cash foreign currency translation losses of $4.1 million ($0.02 per share).  Excluding these items would result in adjusted net income1 of $22.7 million or $0.10 per share for the second quarter of 2019.  In the second quarter of 2018, the Company reported net income of $5.0 million or $0.02 per share.

Included in the second quarter of 2019 net income, and not adjusted above, is non-cash stock option expense of $3.3 million ($0.01 per share).

In the first six months of 2019, the Company reported net income of $64.8 million, or $0.28 per share.  This compares with the first six months of 2018, when net income was $49.9 million, or $0.21 per share.

The increase in net income during the second quarter of 2019 compared to the prior year period was mainly due to lower amortization, lower income and mining taxes and higher realized gold prices, partially offset by lower gold sales volume (which does not include pre-commercial production ounces at Meliadine and Amaruq).

1 Adjusted net income is a non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

The increase in net income in the first six months of 2019 compared to the prior year period was mainly due to lower amortization and income and mining taxes, partially offset by lower gold sales volume (which does not include pre-commercial production ounces at Meliadine and Amaruq) and slightly lower realized gold prices.

In the second quarter of 2019, cash provided by operating activities was $126.3 million ($157.3 million before changes in non-cash components of working capital), as compared with the second quarter of 2018 when cash provided by operating activities was $120.1 million ($159.5 million before changes in non-cash components of working capital).

In the first six months of 2019, cash provided by operating activities was $275.0 million ($328.1 million before changes in non-cash components of working capital), as compared with the first six months of 2018 when cash provided by operating activities was $327.8 million ($340.1 million before changes in non-cash components of working capital).

The decrease in cash provided by operating activities, before changes in non-cash components of working capital, during the second quarter of 2019 compared to the prior year period was mainly due to lower gold sales volumes (which does not include pre-commercial production ounces at Meliadine and Amaruq), partially offset by higher realized gold prices and higher by-product revenue.  Lower gold sales were mainly as a result of the expected lower gold production in the period due to reduced throughput levels at Meadowbank and mill maintenance shutdowns at LaRonde and Kittila.

The decrease in cash provided by operating activities, before changes in non-cash components of working capital, in the first six months of 2019 compared to the prior year period was mainly due to lower gold sales volumes (which does not include pre-commercial production ounces at Meliadine and Amaruq), lower by-product revenue and slightly lower realized gold prices, partially offset by lower costs.  Lower gold sales were largely as a result of the expected lower gold production as described above.

“The second quarter of 2019 was another period of strong operating performance with production and costs tracking well with guidance.  One of the key highlights in the quarter was the declaration of commercial production at our Meliadine mine in Nunavut”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “With Meliadine ramping up to full production over the balance of the year and Amaruq on schedule to achieve commercial production in the third quarter of 2019, the Company is well positioned for a strong second half from both a financial and operational perspective”, added Mr. Boyd.

Second quarter of 2019 highlights include:

•                  Solid operating results — Payable gold production2 in the second quarter of 2019 was 412,315 ounces (including pre-commercial production ounces of 29,699 ounces

2 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

at Meliadine and 2,147 ounces at Amaruq) at production costs per ounce of $735, total cash costs per ounce3 of $652 and all-in sustaining costs per ounce4 of $953.  Production costs, total cash costs per ounce and AISC per ounce exclude the pre-commercial production ounces relating to Meliadine and Amaruq

•                  Meliadine mine declared commercial production on May 14, 2019 — Total pre-commercial ounces of gold produced were 47,281 (including 17,582 ounces in the first quarter of 2019).  Total capital costs for the development of Meliadine were approximately $830 million, which is below the original forecast of $900 million.  Operations are continuing to ramp up and expected production for 2019 remains unchanged at approximately 230,000 ounces of gold (including pre-commercial production)

•                  Amaruq project remains on schedule for commercial production — Mining was impacted by slower than expected dewatering activities (related to adverse weather conditions) and a longer than expected caribou migration period.  Despite this, the project continues to ramp up, with commercial production expected to be achieved late in the third quarter of 2019.  At the end of the second quarter of 2019, a test batch of low-grade Amaruq ore was processed in the Meadowbank mill confirming ore characteristics and recoveries.  Full year 2019 production guidance for the Meadowbank complex remains unchanged at 230,000 ounces of gold, including approximately 95,000 to 105,000 ounces from Meadowbank

•                  Production and cost guidance maintained for 2019 — Total production guidance remains unchanged at 1.75 million ounces of gold (including pre-commercial production from Meliadine and Amaruq).  The Company anticipates that total cash costs per ounce and AISC per ounce for 2019 will continue to be in the range of $620 to $670 and $875 and $925, respectively

•                  Increased Capital Budget for 2019 — Total capital costs for 2019 are now estimated at $750 million (previous guidance was $660 million).  The increased capital costs are primarily related to lower pre-commercial gold sales credited against capital at Meliadine, the advancement of the Amaruq underground development program (based on positive exploration results to date) and accelerated spending on the Meliadine saline water treatment system (due to the earlier than expected receipt of the discharge permit)

•                  A quarterly dividend of $0.125 per share was declared

3 Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

4 All-in-sustaining costs (“AISC”) per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

•                  Exploration continues to enhance minesite and pipeline projects

•                  Amaruq exploration ramp and conversion results — The exploration ramp has reached 192 metres depth between the Whale Tail and V Zones; drilling from the ramp started in late June and is expected to increase the rate of conversion to underground indicated mineral resources

•                  Meliadine exploration focused on Tiriganiaq at depth — Two new lodes discovered approximately 75 metres north of previously known Tiriganiaq mineralization, at depth in the southwest, including 9.2 grams per tonne (“g/t”) gold over 4.6 metres at 812 metres depth, the deepest reported intercept to date at Meliadine

•                  Kittila conversion yields strong grades and widths in Rimpi Zone — Conversion drilling cut three closely-spaced intercepts over 48 metres core length: 6.5 g/t gold over 3.9 metres, 9.7 g/t gold over 13.1 metres and 6.0 g/t gold over 13.6 metres at approximately 950 metres depth

•                  Santa Gertrudis exploration extends high-grade mineralization in Amelia Deposit — Recent drill results, such as 8.2 g/t gold over 7.3 metres at 208 metres depth, have extended the Amelia deposit (in the Trinidad Zone) to 700-metre strike length and 450-metre depth; the deposit remains open along strike and at depth

Second Quarter Financial and Production Highlights

In the second quarter of 2019, strong operational performance continued at the Company’s mines, which led to payable gold production of 412,315 ounces which includes the pre-commercial production ounces at Meliadine and Amaruq.  Not including the pre-commercial production ounces at Meliadine and Amaruq, payable gold production was 380,469 ounces.  These figures compare to 404,961 ounces produced in the second quarter of 2018.

In the first six months of 2019, payable gold production was 810,532 ounces including the pre-commercial production ounces at Meliadine and Amaruq (not including the pre-commercial ounces, payable gold production was761,104 ounces), 794,239 ounces in the prior-year period.

The lower level of gold production in the second quarter of 2019 and the first six months of 2019 (excluding pre-commercial production ounces), when compared with the prior-year periods, was primarily due to expected reduced throughput levels and grades at Meadowbank as the mine transitions to the Amaruq satellite deposit, and mill maintenance shutdowns at LaRonde and Kittila.  A detailed description of the production at each mine is set out below.

Production costs per ounce in the second quarter of 2019 were $735, compared to $750 in the prior-year period.  Total cash costs per ounce in the second quarter of 2019 were $652, compared to $656 in the prior-year period.

Production costs per ounce in the first six months of 2019 were $731, compared to $754 in the prior-year period.  Total cash costs per ounce in the first six months of 2019 were $638, compared to $652 in the prior-year period.

Production costs per ounce and total cash costs per ounce in the second quarter of 2019 and the first six months of 2019, when compared to the prior-year periods, were positively affected by lower costs at Kittila, Goldex and Creston Mascota, partially offset by lower gold production (excluding pre-commercial production ounces).

AISC per ounce in the second quarter of 2019 were $953, compared to $921 in the prior-year period.  AISC per ounce in the first six months of 2019 were $895, compared to $906 in the prior-year period.

The higher AISC per ounce in the second quarter of 2019, when compared to the prior-year period, is primarily due to higher sustaining capital costs and lower gold production (excluding pre-commercial production ounces), partially offset by lower total cash costs per ounce.

The lower AISC per ounce in the first six months of 2019, when compared to the prior-year period, is primarily due to lower total cash costs, partially offset by slightly higher sustaining capital costs and lower gold production (excluding pre-commercial production ounces).  A detailed description of the cost performance of each mine is set out below.

Cash Position — Strong Financial Flexibility

Cash and cash equivalents and short-term investments decreased to $125.6 million at June 30, 2019, from the March 31, 2019 balance of $196.5 million, as a result of capital spending primarily at the Company’s Nunavut projects.

The outstanding balance on the Company’s credit facility remained nil at June 30, 2019.  This results in available credit lines of approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

During the second quarter of 2019, DBRS Limited affirmed the Company’s investment grade credit rating with a Positive Trend at BBB (low).

Approximately 38% of the Company’s remaining 2019 Canadian dollar exposure is hedged at an average floor price of approximately 1.30 C$/US$.  Approximately 37% of the Company’s remaining 2019 Mexican peso exposure is hedged at an average floor price of approximately 19.00 MXP/US$.  Approximately 14% of the Company’s remaining 2019 Euro exposure is hedged at an average floor price of approximately 1.17 US$/EUR.  The

Company’s full year 2019 cost guidance is based on assumed exchange rates of 1.28 C$/US$, 18.00 MXP/US$ and 1.18 US$/EUR.  The Company anticipates adding to its operating currency hedges, subject to market conditions.

Approximately 55% of the Company’s diesel exposure relating to its Nunavut operations for the July 2019 to July 2020 consumption period has been priced better than the 2019 cost guidance assumption of C$0.85 per litre (excluding transportation costs).  The Company anticipates adding to its diesel hedge position, subject to market conditions.

Capital Expenditures

Total capital costs (including sustaining capital) for 2019 are now estimated at $750 million (previous guidance was $660 million).  The increased capital costs primarily relate to lower pre-commercial gold sales credited against capital at Meliadine (approximately $36 million), the advancement of the Amaruq underground development program and conversion drilling based on positive exploration results to-date (approximately $21 million) and costs associated with the acceleration of work on the saline water treatment system at Meliadine (approximately $12 million).  The Company received Ministerial approval to discharge saline water to the ocean in the second quarter of 2019, earlier than it had expected.

Total project development capital expenditures related to the construction of the Company’s new Nunavut mines, Amaruq and Meliadine, are expected to be below the combined capital expenditure forecast of $1.23 billion.  The total project development capital expenditures for Meliadine were approximately $830 million.

Anticipated pre-commercial production gold sales at Amaruq are incorporated in, and netted against, the total 2019 capital expenditure forecast.  As a result, some variability is likely, depending on the timing of the achievement of commercial production, prevailing gold prices and foreign exchange rates.

At prevailing gold prices and foreign exchange rates, the Company continues to forecast a return to free cash flow generation in the second half of 2019.

The following table sets out capital expenditures (including sustaining capital) in the second quarter and the first six months of 2019.

Capital Expenditures

(In thousands of US dollars)

	Three Months Ended	Six Months Ended
	June 30, 2019	June 30, 2019
Sustaining Capital
LaRonde mine	$19,445	$35,967
LaRonde Zone 5 mine	1,054	2,422
Canadian Malartic mine	9,897	17,403
Meadowbank mine	—	—
Kittila mine	30,470	43,593
Goldex mine	4,767	9,601
Meliadine mine	5,352	5,352
Pinos Altos mine	7,354	11,966
Creston Mascota mine	—	—
La India mine	2,981	3,644
Total Sustaining Capital	$81,320	$129,948

Development Capital
LaRonde mine	$4,368	$6,843
LaRonde Zone 5 mine	2,696	2,770
Canadian Malartic mine	9,192	17,414
Amaruq satellite deposit	53,841	104,468
Amaruq underground project	11,939	17,024
Kittila mine	21,489	37,843
Goldex mine	6,051	11,933
Meliadine mine	25,103	73,688
Pinos Altos mine	4,338	8,004
Creston Mascota mine	—	—
La India mine	1,741	2,860
Other	419	914
Total Development Capital	$141,177	$283,761
Total Capital Expenditures	$222,497	$413,709

2019 Production and Cost Guidance Unchanged

Production guidance for 2019 remains unchanged at 1.75 million ounces of gold (including pre-commercial production ounces from Meliadine and Amaruq).  The Company anticipates that total cash costs per ounce and AISC per ounce for 2019 will continue to be in the range of $620 to $670 and $875 and $925, respectively.

Senior Management Changes

After 17 years in various capacities at the operational level with the Company, Christian Provencher, Vice President Operations — Canada will take a one-year leave of absence, beginning at the end of 2019.

As part of the Company’s succession planning process, Daniel Paré was appointed Vice-President Operations — Eastern Canada on June 1, 2019, at which time he assumed responsibility for the life of mine and budget processes for the Company’s Quebec and Ontario operations.  At year-end, he will assume full responsibility for the management of these operations.  Daniel is a professional mining engineer and a graduate of the École Polytechnique de Montréal at the Université de Montréal.  He joined the Company in 2007 and has held various leadership roles with increasing responsibility, including General Manager of the Goldex and LaRonde mines.  Most recently, Daniel was given assignments at the corporate level in the Project Evaluations, Corporate Development and Investors Relations departments to prepare for the transition to an executive position.

After 31 years of service with the Company, Alain Blackburn, Senior Vice-President, Exploration will be retiring in January 2020.  To facilitate a smooth transition, Alain will step down as Senior Vice-President, Exploration on August 1, 2019, to take on a new role as Senior Vice-President, Strategic Adviser — Exploration until his retirement in January 2020.  Guy Gosselin, who has held the role of Vice-President, Exploration since 2011, will take over from Alain as Senior Vice-President, Exploration, effective August 1, 2019.  Guy is a graduate of the Université du Québec à Chicoutimi with a Bachelor of Science in Geological Engineering and a Masters of Science in Earth Sciences.  He has more than 25 years of experience in exploration and has been with the Company since 2000, when he joined the LaRonde team as mine exploration geologist.  He was appointed in 2002 as the LaRonde mine’s chief geologist, a position that he held until 2005, at which time he moved to the position of exploration manager for Canada and was a significant contributor to the successful expansion of the Company into Nunavut.

After his retirement, Alain has agreed to continue as a consultant and strategic advisor to Agnico Eagle’s senior management team on exploration and project evaluation matters.

Dividend Record and Payment Dates for the Third Quarter of 2019

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.125 per common share, payable on September 16, 2019, to shareholders of record as of August 30, 2019.  Agnico Eagle has declared a cash dividend every year since 1983.

Other Expected Dividend and Record Dates for 2019

Record Date	Payment Date
November 29	December 16

Dividend Reinvestment Plan

Please see the following link for information on the Company’s dividend reinvestment plan: Dividend Reinvestment Plan

Second Quarter 2019 Results Conference Call and Webcast Tomorrow

Agnico Eagle’s senior management will host a conference call on Thursday, July 25, 2019 at 11:00 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 7476376.  The conference call replay will expire on August 28, 2019.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in the LaRonde, Goldex and LaRonde Zone 5 mines and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Mine — Strong Operating Performance Despite Underground and Mill Maintenance Shutdowns

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

LaRonde Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore milled (thousands of tonnes)	462	507
Tonnes of ore milled per day	5,077	5,571
Gold grade (g/t)	5.42	5.46
Gold production (ounces)	76,587	84,526
Production costs per tonne (C$)	$141	$158
Minesite costs per tonne (C$)	$138	$120
Production costs per ounce of gold produced ($ per ounce)	$637	$744
Total cash costs per ounce of gold produced ($ per ounce)	$506	$395

Production costs per tonne in the second quarter of 2019 decreased when compared to the prior-year period due to the timing of unsold concentrate inventory, partially offset by lower throughput.  Production costs per ounce in the second quarter of 2019 decreased when compared to the prior-year period due to the reason described above, partially offset by lower gold production.

Minesite costs per tonne5 in the second quarter of 2019 increased when compared to the prior-year period due to lower throughput.  Total cash costs per ounce in the second quarter of 2019 increased when compared to the prior-year period due to lower gold production and lower by-product revenue.

Gold production in the second quarter of 2019 decreased when compared to the prior-year period primarily due to lower tonnage as a result of a nine-day mill maintenance shutdown in May 2019.

5 Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance” below.

LaRonde Mine — Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore milled (thousands of tonnes)	1,009	1,038
Tonnes of ore milled per day	5,575	5,735
Gold grade (g/t)	5.00	5.48
Gold production (ounces)	154,020	174,311
Production costs per tonne (C$)	$146	$156
Minesite costs per tonne (C$)	$127	$120
Production costs per ounce of gold produced ($ per ounce)	$718	$733
Total cash costs per ounce of gold produced ($ per ounce)	$497	$412

Production costs per tonne in the first six months of 2019 decreased when compared to the prior-year period due to the timing of unsold concentrate inventory, partially offset by lower throughput.  Production costs per ounce in the first six months of 2019 decreased when compared to the prior-year period due to the reason described above and lower gold production.

Minesite costs per tonne in the first six months of 2019 increased when compared to the prior-year period due to lower throughput.  Total cash costs per ounce in the first six months of 2019 increased when compared to the prior-year period due to lower gold production and lower by-product metal revenues.

Gold production in the first six months of 2019 decreased when compared to the prior-year period primarily due to lower tonnage as a result of a nine-day mill maintenance shutdown in May 2019 and lower grades resulting from the mining sequence.

In order to address wear related issues in the ore handling system at LaRonde, a previously reported, 10-day unplanned, underground maintenance shutdown occurred in May 2019.  The maintenance was preventative in nature and is part of an ongoing program to update and improve the existing underground infrastructure at the LaRonde mine.

Concurrent with the 10-day underground shutdown, a five-day planned mill maintenance shutdown occurred.  In addition, there were four days of unscheduled maintenance on the LaRonde ball mill, for a total mill shutdown of nine days.  These shutdowns resulted in lower tonnes processed in the second quarter of 2019.

During the second quarter of 2019, the Quebec government granted authorization to combine the daily capacity at both the LaRonde and LaRonde Zone 5 mill circuits, which increases production flexibility at the LaRonde Complex.  Previously, ore milled at each operation had been accounted for separately.

Drilling continued at LaRonde 3 (the portion of the mine located below a depth of 3.1 kilometres) during the second quarter of 2019 and continued to focus on conversion drilling between 3.4 and 3.5 kilometres depth.  In addition, infill definition drilling was carried out in the area of the mine where 2018 drilling successfully converted mineral resources to mineral reserves.  Development plans are underway to deepen the ramp while engineering and construction work for ventilation and cooling of the deeper portion of the mine are ongoing.

As the Company mines deeper at LaRonde, the risks of more frequent and larger seismic events increases.  As a result, the Company is studying various design approaches to LaRonde 3.  In addition, the Company continues to adjust the mining methods, ground support and protocols to address seismic activity in the deeper portions of the mine.

Following the successful deployment of the LTE network at LaRonde Zone 5, an LTE network was deployed at the LaRonde mine below level 269 in 2018.  Extension of the network in the main sector from level 269 to surface and at LaRonde 3 will take place throughout 2019.  The LTE network facilitates the integration of automation technologies currently being tested at LaRonde Zone 5, which are expected to allow the Company to maintain similar productivity levels at LaRonde 3 as it historically achieved in the shallower portions of the mine.

Engineering work on Zone 11-3, which is at depth in the past-producing Bousquet 2 mine, is ongoing.  This zone, containing approximately 140,000 ounces of gold in mineral reserves (1.2 million tonnes grading 3.77 g/t gold), is expected to provide production flexibility to the LaRonde Complex over the next few years.

LaRonde Zone 5 — Higher Grades and Throughput Continue to Drive Solid Quarterly Performance; Initial Autonomous Mining Testing Achieved Favourable Results

The Company acquired the LaRonde Zone 5 project in 2003.  The property lies adjacent to and west of the LaRonde Complex and previous operators exploited the zone by open pit.  In February 2017, the LaRonde Zone 5 project was approved by Agnico Eagle’s Board of Directors for development.  Commercial production was achieved in June 2018.

Production costs per tonne in the second quarter of 2019 were C$68.  Production costs per ounce in the second quarter of 2019 were $759.  Minesite costs per tonne in the second quarter of 2019 were C$70.  Total cash costs per ounce in the second quarter of 2019 were $780.  Gold production in the second quarter of 2019 was 16,170 ounces of gold with a total of approximately 241,000 tonnes of ore milled at 2.20 g/t gold.

Production costs per tonne in the first six months of 2019 were C$57.  Production costs per ounce in the first six months of 2019 were $616.  Minesite costs per tonne in the first six months of 2019 were C$68.  Total cash costs per ounce in the first six months of 2019 were $733.  Gold production in the first six months of 2019 was 29,158 ounces of gold with a total of approximately 422,000 tonnes of ore milled at 2.30 g/t gold.

In the second quarter of 2018 and in the first six months of 2018, LaRonde Zone 5 processed ore for 30 days as the mine achieved commercial production in June 2018.  As a result, the operating results in the second quarter of 2019 and in the first six months of 2019 are not meaningfully comparable to the prior year periods.

In its first year of operation, the mine achieved its designed production rate of 1,975 tonnes per day (“tpd”) with lower than expected dilution and slightly higher than expected mill recoveries.  The Company is currently evaluating opportunities to further enhance productivity.  Under the current LaRonde Zone 5 mine plan, a total of approximately 350,000 ounces of gold are expected to be mined through 2026.  The Company is evaluating scenarios to integrate the additional mineral reserves in the down-plunge extension of the LaRonde Zone 5 deposit into the mine plan, along with the potential to process additional tonnage through the LaRonde Complex.

The Company is also evaluating the potential to extend operations at depth and along strike onto the Ellison property, which adjoins the LaRonde Zone 5 property to the west.  Ellison hosts an indicated mineral resource of 68,000 ounces of gold (665,000 tonnes grading 3.19 g/t gold) as of December 31, 2018.

During the second quarter of 2019, the Company continued to test autonomous mining at LaRonde Zone 5 on weekend night shifts when underground activity is at reduced levels.  Testing has yielded favourable results as autonomous mucking and hauling of ore from underground to surface was successfully achieved.  Integration and pilot testing of automated mining equipment (two trucks and one scoop tram) began in the fourth quarter of 2018 at LaRonde Zone 5 and will continue throughout 2019.

Canadian Malartic Mine — New Quarterly Mill Throughput Record

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired Osisko Mining Corporation and created the Canadian Malartic General Partnership (the “Partnership”).  The Partnership owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.  All volume numbers in this section reflect the Company’s 50% interest in the Canadian Malartic mine, except as otherwise indicated.

Canadian Malartic Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore milled (thousands of tonnes) (100%)	5,283	5,266
Tonnes of ore milled per day (100%)	58,055	57,868
Gold grade (g/t)	1.12	1.23
Gold production (ounces)	84,311	91,863
Production costs per tonne (C$)	$26	$25
Minesite costs per tonne (C$)	$26	$25
Production costs per ounce of gold produced ($ per ounce)	$607	$550
Total cash costs per ounce of gold produced ($ per ounce)	$607	$537

Production costs per tonne in the second quarter of 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce in the second quarter of 2019 increased when compared to the prior-year period due to lower capitalized deferred stripping, higher contractor costs and lower gold production.

Minesite costs per tonne in the second quarter of 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the second quarter of 2019 increased when compared to the prior-year period due to lower capitalized deferred stripping, higher contractor costs and lower gold production.

Gold production in the second quarter of 2019 decreased when compared to the prior-year period due to lower grades.

Canadian Malartic Mine — Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore milled (thousands of tonnes) (100%)	10,318	10,286
Tonnes of ore milled per day (100%)	57,006	56,829
Gold grade (g/t)	1.15	1.20
Gold production (ounces)	167,981	175,266
Production costs per tonne (C$)	$26	$24
Minesite costs per tonne (C$)	$26	$25
Production costs per ounce of gold produced ($ per ounce)	$601	$558
Total cash costs per ounce of gold produced ($ per ounce)	$589	$551

Production costs per tonne in the first six months of 2019 increased when compared to the prior-year period due to lower capitalized deferred stripping and higher contractor costs, partially offset by higher throughput levels.  Production costs per ounce in the first six months of 2019 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne in the first six months of 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the first six months of 2019 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Gold production in the first six months of 2019 decreased when compared to the prior-year period due to lower grades.

Work on the Barnat extension project is proceeding on budget and on schedule.  Work is primarily focused on the Highway 117 road deviation, overburden stripping and topographic drilling/rock excavation.  The highway deviation work re-started in the second quarter of 2019 and is expected to be completed in the fourth quarter of 2019.  Production activities at Barnat are scheduled to begin in late 2019, following completion of the highway deviation.

Exploration programs are ongoing to evaluate the underground potential at several deposits to the east of the Canadian Malartic open pit, including the Odyssey, East Malartic, Sladen and Sheehan zones.  These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill.  Additional exploration will be carried out in 2019 to assess the potential of these zones.

The permit allowing for the development of an underground ramp at the Odyssey project was received in December 2018.

As part of ongoing stakeholder engagement, the Partnership is in discussions with four First Nations groups concerning a potential collaboration agreement, which will include a financial component.  As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

Goldex — Increase in Rail-Veyor Productivity Drives Strong Quarterly Performance

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013.  Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore milled (thousands of tonnes)	734	640
Tonnes of ore milled per day	8,066	7,033
Gold grade (g/t)	1.58	1.59
Gold production (ounces)	34,325	30,480
Production costs per tonne (C$)	$37	$42
Minesite costs per tonne (C$)	$37	$42
Production costs per ounce of gold produced ($ per ounce)	$590	$687
Total cash costs per ounce of gold produced ($ per ounce)	$589	$680

Production costs per tonne in the second quarter of 2019 decreased when compared to the prior-year period due to increased productivity resulting from the utilization of the Rail-Veyor, lower re-handling costs and higher throughput levels, partially offset by additional development costs associated with the higher grade South Zone and higher contractor and consumable costs.  Production costs per ounce in the second quarter of 2019 decreased when compared to the prior-year period due to the reasons described above and higher gold production.

Minesite costs per tonne in the second quarter of 2019 decreased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the second quarter of 2019 decreased when compared to the prior-year period due to the reasons described above.

Gold production in the second quarter of 2019 increased when compared to the prior-year period due to higher throughput levels as a result of higher utilization of the Rail-Veyor system, which achieved its best monthly production of approximately 5,500 tpd in June 2019.

Goldex Mine — Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore milled (thousands of tonnes)	1,389	1,298
Tonnes of ore milled per day	7,674	7,171
Gold grade (g/t)	1.67	1.50
Gold production (ounces)	68,779	58,404
Production costs per tonne (C$)	$38	$39
Minesite costs per tonne (C$)	$38	$39
Production costs per ounce of gold produced ($ per ounce)	$572	$677
Total cash costs per ounce of gold produced ($ per ounce)	$574	$677

Production costs per tonne in the first six months of 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce in the first six months of 2019 decreased when compared to the prior-year period due to increased productivity resulting from the Rail-Veyor system, lower re-handling costs, higher throughput levels and higher gold production, partially offset by additional development costs associated with the higher grade South Zone and higher contractor and consumable costs.

Minesite costs per tonne in the first six months of 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the first six months of 2019 decreased when compared to the prior-year period due to the reasons described above.

Gold production in the first six months of 2019 increased when compared to the prior-year period due to higher grades and higher throughput levels as a result of higher utilization of the Rail-Veyor system as described above, partially offset by slightly lower recoveries.

Mining in the South Zone continued in the second quarter of 2019.  Stopes mined to date have shown better grades than anticipated and have confirmed dilution and recovery assumptions.  The South Zone consists of quartz veins that have higher grades than those in the primary mineralized zones at Goldex.  Approximately one stope per month from the South Zone will be mined for the remainder of 2019.  The Company continues to evaluate the potential for the South Zone to provide additional incremental ore feed to the Goldex mill.

Drilling at the Deep 2 Zone continued in the second quarter of 2019, focusing on areas below the current mineral reserve limit of Level 130.  A ventilation upgrade was completed and the development of the exploration ramp for the Deep 2 Zone resumed in the second quarter of 2019.

Akasaba West

The Company acquired the Akasaba West gold-copper deposit in January 2014.  Located less than 30 kilometres from Goldex, the Akasaba West deposit could create flexibility and synergies for the Company’s operations in the Abitibi region by using extra milling capacity at both Goldex and LaRonde, while reducing overall unit costs.

The Company continues to review the timeline for the integration of the Akasaba West project into the Goldex production profile.  Over a five-year mine life, total production could be approximately 115,000 ounces of gold and 21,000 tonnes of copper at total cash costs per ounce of $550 to $600.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential.  With the Company’s Meliadine and Meadowbank mines (including the Amaruq satellite deposit at Meadowbank) and other exploration projects, Nunavut has the potential to be a strategic operating platform with the ability to generate strong gold production and cash flows over several decades.

Meadowbank — Additional Mining at Portage Pit Extends Production into the Third Quarter of 2019

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.  The mine produced its three millionth ounce of gold in 2018.

Meadowbank Mine — Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Three Months Ended	Three Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore milled (thousands of tonnes)	680	844
Tonnes of ore milled per day	7,473	9,275
Gold grade (g/t)	1.81	2.41
Gold production (ounces)	37,310	59,627
Production costs per tonne (C$)	$82	$86
Minesite costs per tonne (C$)	$80	$85
Production costs per ounce of gold produced ($ per ounce)	$1,119	$947
Total cash costs per ounce of gold produced ($ per ounce)	$1,066	$920

Production costs per tonne in the second quarter of 2019 decreased when compared to the prior-year period primarily due to lower open pit mining costs as a result of the reduced rate of open pit mining activity as the mine transitions through the last few months of mining at the Meadowbank site, partially offset by higher re-handling costs and lower throughput.  Production costs per ounce in the second quarter of 2019 increased when compared to the prior-year period as expected primarily due to lower gold production.

Minesite costs per tonne in the second quarter of 2019 decreased when compared to the prior-year period primarily due to the reasons described above.  Total cash costs per ounce in the second quarter of 2019 increased when compared to the prior-year period as expected due to lower gold production.

Gold production in the second quarter of 2019 decreased when compared to the prior-year period as expected due to anticipated lower grades from processing the marginal ore stockpile as the mine transitions through the last few months of mining at the Meadowbank site.

At the end of the second quarter of 2019, a test batch of low-grade Amaruq ore was processed in the mill confirming ore characteristics and recoveries.  The 2,147 ounces of gold produced are included in the pre-commercial production.  Further details are provided in the Amaruq section below.

Meadowbank Mine — Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore milled (thousands of tonnes)	1,308	1,674
Tonnes of ore milled per day	7,227	9,249
Gold grade (g/t)	2.03	2.47
Gold production (ounces)	80,812	121,074
Production costs per tonne (C$)	$85	$90
Minesite costs per tonne (C$)	$83	$86
Production costs per ounce of gold produced ($ per ounce)	$1,035	$974
Total cash costs per ounce of gold produced ($ per ounce)	$982	$921

Production costs per tonne in the first six months of 2019 decreased when compared to the prior-year period primarily due to lower open pit mining costs as a result of the reduced rate of open pit mining activity as the mine transitions through the last few months of mining at the Meadowbank site, partially offset by higher re-handling costs and lower throughput.  Production costs per ounce in the first six months of 2019 increased when compared to the prior-year period as expected primarily due to higher re-handling costs and lower gold production.

Minesite costs per tonne in the first six months of 2019 decreased when compared to the prior-year period primarily due to the reasons described above.  Total cash costs per ounce in the first six months of 2019 increased when compared to the prior-year period as expected primarily due to higher re-handling costs and lower gold production.

Gold production in the first six months of 2019 decreased when compared to the prior-year period as expected due to anticipated lower grades from processing the marginal ore stockpile as the mine transitions through the last few months of mining at the Meadowbank site.

Mining and milling activities at the Meadowbank site have been extended to the third quarter of 2019, largely due to additional ore being sourced from the Portage pit.  Production at the Meadowbank mine in 2019 is now expected to be between 95,000 to 105,000 ounces of gold, compared to the previous guidance 65,000 ounces.

Amaruq Project — Development Activities Continue to Ramp Up; Commercial Production Expected Late in the Third Quarter 2019; Drilling Continues to Enhance Underground Exploration Potential

Agnico Eagle has a 100% interest in the Amaruq satellite project, approximately 50 kilometres northwest of the Meadowbank mine.  Amaruq is situated on a 94,548-hectare property, almost adjacent to the 51,943-hectare Meadowbank property. Development of the Amaruq project was approved in February 2017 by the Company’s Board of Directors as a satellite deposit to supply ore to the existing Meadowbank mill.

On July 11, 2018, the Minister of Crown-Indigenous Relations and Northern Affairs Canada (formerly Indigenous and Northern Affairs Canada) approved Agnico Eagle’s Type A Water Licence for the Whale Tail pit, which had been issued by the Nunavut Water Board on May 30, 2018.  This approval authorized the Company to commence development activities on the Whale Tail pit.

At Amaruq, development activities in the second quarter of 2019 focused on dewatering and mining at the Whale Tail deposit.  Pit dewatering activities were slower than expected due to:

•                  Increased water inflows related to faster than anticipated snow melt related to the spring thaw (freshet)

•                  Heavier than anticipated rainfall

•                  Slower than expected commissioning and ramp up of the water treatment plant, which is required to treat water being pumped from the lakes

The slower than expected dewatering had an adverse impact on mining and drilling activities during the quarter.  Actions have been taken to improve the dewatering efforts and the water treatment plant has been commissioned and is now operating at design rates.  Final lake dewatering activities are now forecast to be completed later in the third quarter of 2019.

At Amaruq, mining activities during the second quarter of 2019 were primarily focused on waste stripping and overburden removal in the active pit area.  During the quarter, approximately 354,000 tonnes of overburden was removed and 1.85 million tonnes of waste and 146,978 tonnes of ore were mined.  At the end of June 2019, stockpiled ore at Amaruq totaled approximately 293,000 tonnes grading 3.5 g/t gold.  Concurrent with lake dewatering activities, mining has been primarily focused on waste stripping to open up additional mining areas.

Mining activities in the second quarter of 2019 were impacted by a slightly longer caribou migration period, which reduced the ability to move materials on the road between Amaruq and Meadowbank and between Meadowbank and Baker Lake.  Wildlife management is an important priority and the Company is working with Nunavut stakeholders to find the best solutions to safeguard wildlife and minimize production disruptions.

In addition, the completion of the maintenance garage was delayed due to difficult winter weather conditions.  The garage is now in full service, which is expected to improve maintenance and availability of mining equipment and long haul trucks.

The mining rate is expected to incrementally ramp up in the second half of 2019, and reach the design rate of 9,000 to 10,000 tpd by year-end 2019 as the Amaruq pit is expanded.  Tonnage hauled to the mill is also expected to increase through the balance of this year.  As planned, 11 additional long haul trucks were delivered to Baker Lake in July with the arrival of the first barge.  Another five long haul trucks are expected to arrive before the end of the 2019 barge season.

Although the ramp up of mining activities at Amaruq has been slower than expected for the reasons outlined above, 2019 production guidance for the Meadowbank Complex remains unchanged at 230,000 ounces of gold, but with a higher percentage of ounces being produced from Meadowbank ore.  Production guidance from Meadowbank is now forecast to be between 95,000 to 105,000 ounces of gold compared to the previous forecast of 65,000 ounces.  Given the change in the production mix, operating costs for the complex are expected to be higher in the third quarter of 2019 and gradually decline through year-end 2019.

In late June 2019, approximately 39,200 tonnes of low-grade ore (1.83 g/t gold) from the Whale Tail deposit was processed at the Meadowbank mill to test the characteristics of the ore.  The sample yielded an average gold recovery of 93%, which was in line with expectations.  The 2,147 ounces of gold produced in this test are included in the pre-commercial production.

At Amaruq, while total project development capital expenditures are forecast to be approximately $350 to $370 million, some variability is expected depending on the timing of the achievement of commercial production, prevailing gold prices and foreign exchange rates.

Work is ongoing at Amaruq to evaluate the potential for an underground operation, which could run partially concurrent with the open pit mine that is currently under development.

During the second quarter of 2019, a total of 413 metres of underground development was completed, including 189 metres advancement of the main ramp.  Total underground development for the project at June 30, 2019 was just over 2,000 metres, reaching a depth of 192 metres below surface.

As a result of ongoing positive exploration drilling results at the Whale Tail and V Zone deposits at depth, an additional $21 million has been added to the capital forecast for the

Amaruq underground project.  The extra capital will be primarily used to fund increased underground development and conversion drilling from underground.  This accelerated development program could help facilitate potential underground production in 2022.

Additional details on the Amaruq underground project are expected to be presented with the Company’s fourth quarter results in February 2020.

In May 2019, the Company received the final approvals to allow for in-pit tailings deposition at Meadowbank.  The Company believes that in-pit tailings deposition is a safer and more environmentally sustainable option to deal with the Amaruq tailings.  In addition, this process is expected to result in lower sustaining capital over the life of the mine.

The permitting process for reconsideration of the Whale Tail pit project certificate and Type A Water Licence to include the Amaruq Phase 2 expansion is ongoing.  As part of the project certificate reconsideration, the Nunavut Impact Review Board (the “NIRB”) held technical meetings with the regulators in Baker Lake from June 11 to 13, 2019.  Agnico Eagle is responding to comments by regulators and working to resolve any outstanding issues.  The NIRB will hold public hearings on the proposed expansion from August 26 to 29, 2019 in Baker Lake.  The NIRB project certificate reconsideration process will then be followed by the Nunavut Water Board water licence amendment process.  It is expected that the Amaruq Phase 2 permitting will be completed in late 2020.

Exploration Drilling Continues to Expand Known Mineralized Zones at Amaruq

Exploration drilling continues at depth in both the Whale Tail deposit and V Zone, and conversion drilling of underground mineral resources close to the planned Whale Tail pit bottom and in the V Zone at depth is ongoing.  In the second quarter of 2019, exploration drilling consisted of 32 holes (9,148 metres) and conversion drilling consisted of 14 holes (6,595 metres).  Geotechnical, metallurgical and delineation drilling totaled 1,959 metres.  Seven drill rigs are now operating at surface, and the first drill rig mobilized to the exploration ramp has been operating underground since late June.  The underground drill program is expected to increase the rate of conversion of the underground mineral resources.  Results of the exploration program at the Amaruq project were last reported in the Company’s news release dated April 25, 2019.

Selected recent drill results from the Whale Tail deposit and V Zone at the Amaruq project are set out in the table below.  The drill hole collars are located on the Amaruq project local geology map.  The pierce points are shown on the Amaruq project composite longitudinal section.  All intercepts reported for the Amaruq project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration and conversion drill results from the Whale Tail (WT) deposit and V Zone at the Amaruq project

Drill hole	Zone	Purpose	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ18-1909C	WT	conversion	548.0	553.6	475	5.1	7.9	7.9
AMQ18-1925	V Zone	conversion	495.0	498.9	442	3.7	7.2	7.2
AMQ19-1999	WT	conversion	404.7	409.5	297	3.9	7.5	7.5
and	WT	conversion	427.5	431.0	313	2.9	8.4	8.4
AMQ19-2027A	WT	conversion	352.0	356.0	258	3.1	6.3	6.3
and	WT	conversion	393.4	407.9	292	9.3	6.6	6.6
AMQ19-2030	WT	conversion	478.6	483.5	351	4.6	12.3	12.3
AMQ19-2033A	V Zone	conversion	479.0	482.0	400	2.8	9.5	9.5
and	V Zone	conversion	531.0	536.0	444	4.7	7.1	7.1
AMQ19-2039	WT North	exploration	350.5	354.0	284	3.3	11.7	11.7
AMQ19-2040	WT North	exploration	539.1	543.0	445	3.0	7.1	7.1
AMQ19-2043	WT North	exploration	382.0	385.6	328	3.3	9.0	9.0
AMQ19-2052	WT	conversion	273.4	277.0	205	3.0	13.6	13.6

*Holes at the Whale Tail deposit use a capping factor of 80 g/t gold.  Holes at V Zone use a capping factor of 60 g/t gold.

[Amaruq Project Local Geology Map]

[Amaruq Project Composite Longitudinal Section]

Whale Tail Deposit Conversion and Exploration Results

The Whale Tail deposit has been defined over at least 2.3 kilometres of strike length and extends from surface to 915 metres depth.

The conversion drilling program continues to demonstrate the extension of high-grade mineralization below the proposed pit outline, while the level of confidence in the geological model continues to improve.  The intensive drill program is providing additional information that will be used to further refine the geological and structural models, and to confirm multiple high-grade intervals.

At the western part of Whale Tail, hole AMQ19-2052 intersected 13.6 g/t gold over 3.0 metres at 205 metres depth and, 290 metres to the east, hole AMQ19-1999 intersected 7.5 g/t gold over 3.9 metres at 297 metres depth and 8.4 g/t gold over 2.9 metres at 313 metres depth.  These conversion holes confirm the fold geometry in an area where local inferred mineral resources were first identified in 2018.

The central-eastern sector of Whale Tail continues to yield high grades over potential mining thickness.  Hole AMQ19-2030 intersected 12.3 g/t gold over 4.6 metres at 351 metres depth, while 165 metres to the west, hole AMQ19-2027A intersected 6.3 g/t gold over 3.1 metres at 258 metres depth and 6.6 g/t over 9.3 metres at 292 metres depth.

The eastern part of the Whale Tail ore shoot continues to yield positive results.  Hole AMQ18-1909C intersected 7.9 g/t gold over 5.1 metres at 475 metres depth, confirming the thickness and grade of the inflection in the ore shoot.

Exploration in the central Whale Tail deposit encountered the Whale Tail North Zone, where hole AMQ19-2039 intersected 11.7 g/t gold over 3.3 metres at 284 metres depth.  This intercept should help to increase the inferred mineral resources at year-end.  Two other drill holes explored the gap between Whale Tail and the V Zone: hole AMQ19-2043 intersected

9.0 g/t gold over 3.3 metres at 328 metres depth and hole AMQ19-2040 intersected 7.1 g/t gold over 3.0 metres at 445 metres depth.  These holes demonstrate a potential to develop new mineral resources in an area that would link the potential underground operations of Whale Tail and V Zone.

The Whale Tail deposit remains open to the west at depth and to the east along a shallow plunge corresponding to the main ore shoot.  The drill program for 2019 will continue to test the Whale Tail deposit and the parallel Whale Tail North structure to its north at depth, to expand the mineral resources and continue to convert inferred mineral resources to indicated mineral resources.

V Zone — Drilling Extends Ore Shoot at Depth

The V Zone consists of a series of parallel stacked mineralized structures striking northeast from near surface to as deep as 707 metres below surface; the southeast dip of the structures is approximately 30 degrees near surface and steepens to 60 to 70 degrees at depth, where there are at least two sub-parallel structures.  The V Zone ore shoot, defined in 2018, is a mineralized corridor 100 to 150 metres wide, locally more than 300 metres wide, plunging shallowly eastward, extending from approximately 350 metres to more than 700 metres depth.

In the second quarter of 2019, conversion drilling continued to return positive results along the interpreted V Zone ore shoot.  Hole AMQ19-2033A intersected 9.5 g/t gold over 2.8 metres at 400 metres depth and 7.1 g/t gold over 4.7 metres at 444 metres depth, while hole AMQ18-1925 intersected 7.2 g/t gold over 3.7 metres at 442 metres depth.  These intercepts will likely help to convert this area into indicated mineral resources at year-end.

The V Zone ore shoot remains open at depth and laterally down-plunge to the east along the favourable folded contact between volcanic and sedimentary rocks.  Additional drilling is expected to extend the high-grade ore shoot to the east and west, as well as better define the geometry of these structures.

The 2019 exploration program is budgeted for 32,800 metres of drilling at an estimated cost of $10.5 million, focused on developing new mineral resources around the deposits between surface and 600 metres depth.  Regional targets will also be drilled focusing on new structural interpretations.  As well, 20,300 metres of conversion drilling is budgeted at $4.4 million.

Meliadine Mine — Commercial Production Achieved on Schedule and Under Budget; Production Ramp Up Ongoing; Drilling outlines New Tiriganiaq Ore Lenses at Depth

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010 and is Agnico Eagle’s largest gold deposit in terms of mineral resources.  The Company owns 100% of the 111,358-hectare property.  In February 2017, the Company’s Board of Directors approved the construction of the Meliadine project.

The second quarter of 2019 was the first quarter at Meliadine following the declaration of commercial production on May 14, 2019.  In the first six months of 2019, pre-commercial payable gold production totaled 47,281 ounces, compared to guidance of 60,000 ounces, while pre-production gold sales totaled 28,855 ounces.  After accounting for lower pre-commercial production gold sales (which would have offset some of the capital costs), total project construction costs (at the date of commercial production) were approximately $830 million, which were below the forecast of $900 million.

Meliadine Mine — Operating Statistics

All metrics exclude pre-production tonnes and ounces*

Three Months Ended
June 30, 2019
Tonnes of ore milled (thousands of tonnes)	135
Tonnes of ore milled per day	2,872
Gold grade (g/t)	8.13
Gold production (ounces)	31,413
Production costs per tonne (C$)	$274
Minesite costs per tonne (C$)	$266
Production costs per ounce of gold produced ($ per ounce)	$888
Total cash costs per ounce of gold produced ($ per ounce)	$850

*In the second quarter of 2019, Meliadine had 29,699 ounces of gold in pre-commercial production.  Milling operations following the achievement of commercial production occurred for 47 days in the period.

Production costs per tonne in the second quarter of 2019 were C$274.  Production costs per ounce in the second quarter of 2019 were $888.  Minesite costs per tonne in the second quarter of 2019 were C$266.  Total cash costs per ounce in the second quarter of 2019 were $850.  Gold production in the second quarter of 2019 was 31,413 ounces of gold (excluding pre-commercial production).

Underground operations continued to ramp up during the second quarter of 2019, and three mining horizons are now well established.  A fourth mining horizon is scheduled to be operational in September.  Additional mining equipment is expected to arrive at the site (on the 2019 sea-lift) within the next month, which should further increase underground productivity and flexibility.

The process plant continues to ramp up towards nameplate capacity of 3,750 tpd.  The plant has operated at up to 3,900 tpd during the quarter.  During the quarter, recoveries averaged 92.1%, which was slightly below guidance.  In addition, the processing of high grade pyrrhotite-rich ore has impacted recoveries.  Work is underway to increase recoveries through adjustments to the grinding and gravity circuits, reagent and oxygen levels and ore blending to address the pyrrhotite-rich ore.

The paste plant, used to backfill underground stopes, became operational in April 2019, and has been performing as expected.  The paste network has now been established into all three mining horizons.

At the mine, the saline water treatment plant, which is used to process saline water from the underground, is ramping up to full capacity.  After treatment, the water is discharged to surface pond storage.  However, in order to reduce the environmental footprint and costs of managing the saline water, a permit was obtained in the second quarter of 2019 to discharge saline water to Hudson Bay starting in the third quarter of 2019.  As a result, an additional $12 million in capital will be spent in 2019 for a de-chlorination plant and associated infrastructure for discharge of saline water.  In addition, the mine continues to work at mitigating saline water infiltration into the underground workings through modifications to the grouting program.

Production guidance (including pre-commercial production ounces) for 2019 remains unchanged at approximately 230,000 ounces of gold.

The forecast parameters surrounding the Company’s proposed Meliadine operations were based, in part, on the results of preliminary economic assessments.  These preliminary economic assessments include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the forecast production amounts set out in this news release will be realized.

For further information on the basis for the preliminary economic assessments and the qualifications and assumptions made in connection with the preparation of the assessments, please see the Company’s press release dated February 14, 2018 and the Company’s Annual Information Form for the year ended December 31, 2018, as well as the Company’s other filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”).  The results of the preliminary economic assessment had no impact on the results of any pre-feasibility or feasibility study in respect of Meliadine.

Exploration Outlines Southwest Extension at Depth in Tiriganiaq

In the second quarter of 2019, exploration drilling at the Meliadine mine consisted of six holes (2,785 metres) and conversion drilling consisted of two holes (2,442 metres).  The budget for the full year includes 10,000 metres of exploration drilling and 12,500 metres of conversion drilling.  Results from the exploration program at Meliadine were last reported in the Company’s news release dated April 25, 2019.

Selected recent drill results from the Tiriganiaq deposit at the Meliadine mine are set out in the table below.  The drill hole collar coordinates are set out in a table in the Appendix to this news release.  The pierce points are shown on the Meliadine Mine Composite Longitudinal Section.  All intercepts reported for the Meliadine mine show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Tiriganiaq deposit at the Meliadine mine

Drill hole	Deposit	Lode	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M19-2518-W2A	Tiriganiaq	1380	723.6	727.3	675	2.8	24.5	6.5
M19-2520	Tiriganiaq	1370	735.0	738.5	705	2.8	6.2	5.3
M19-2524-W1	Tiriganiaq	1370	826.6	830.4	808	2.8	6.0	6.0
M19-2524-W2B	Tiriganiaq	1370	829.0	833.6	812	4.6	9.2	9.2

*Holes at the Tiriganiaq deposit’s lodes 1370 and 1380 use a capping factor of 20 g/t gold.

[Meliadine Mine Composite Longitudinal Section]

The Meliadine property includes seven gold deposits, six of which are part of the current mine plan.  Tiriganiaq is the largest of the deposits with a strike length of approximately 3.0 kilometres at surface and a known depth of 812 metres.  The current mineral reserves at the Meliadine project are mainly in the Tiriganiaq deposit and consist of 16.7 million tonnes grading 6.97 g/t gold (containing 3.8 million ounces of gold) at underground and open pit depths as of December 31, 2018.  Please refer to the news release dated February 14, 2019 for a detailed breakdown of mineral reserves.

Recent results from the 2019 exploration program demonstrate that Tiriganiaq continues to grow, and remains open at depth and to the west.  The intercepts in this area are now grouped in two new lodes, numbered 1370 and 1380, which are approximately 75 metres north of previously known mineralization (as shown on the Schematic Cross Section inset in the Meliadine Mine Composite Longitudinal Section).  The new lodes are interpreted to be within a third folded or thrust iron formation package (below and north of the 1150s lode package and the 1250s lode package).

The best recent intercept is hole M19-2524-W2B that intersected 9.2 g/t gold over 4.6 metres at 812 metres depth (lode 1370), the deepest reported intercept to date at the Meliadine mine.  Two other intercepts demonstrate the potential for a new parallel zone as exploration continues at depth.  Approximately 200 metres to the west of hole M19-2524-W2B, hole M19-2518-W2A intersected 6.5 g/t gold over 2.8 metres at 675 metres depth (lode 1380), while, approximately 225 metres to the east, hole M19-2520 intersected 5.3 g/t gold over 2.8 metres at 705 metres depth (lode 1370).  Additional drilling will be performed to define the lateral and vertical extent of this new discovery.  This area is expected to increase inferred mineral resources at year-end 2019.

The Company continues the conversion program at Tiriganiaq and Wesmeg, and will continue exploring the Tiriganiaq deposit at depth in the areas discovered in 2018 and 2019.

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral reserves and mineral resources and the Company has approved an expansion to add an underground shaft and increase expected mill throughput by 25 percent to 2.0 million tonnes per annum (“mtpa”).  In Sweden, the Company has a 55 percent interest in the Barsele exploration project.

Kittila — Autoclave Re-line Maintenance Completed on Schedule; Exploration Extends Sisar Zone and Confirms Mineral Resources in Roura and Rimpi Zones

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore milled (thousands of tonnes)	160	423
Tonnes of ore milled per day	1,758	4,648
Gold grade (g/t)	4.54	3.63
Gold production (ounces)	20,077	42,049
Production costs per tonne (EUR)	€117	€78
Minesite costs per tonne (EUR)	€68	€80
Production costs per ounce of gold produced ($ per ounce)	$1,048	$922
Total cash costs per ounce of gold produced ($ per ounce)	$619	$945

Production costs per tonne in the second quarter of 2019 increased when compared to the prior-year period primarily due to lower throughput levels as a result of the scheduled mill autoclave shutdown.  Production costs per ounce in the second quarter of 2019 increased when compared to the prior-year period due to the reason described above and lower gold production.

Minesite costs per tonne in the second quarter of 2019 decreased when compared to the prior-year period due to the accumulation of ore stockpiles during the scheduled mill shutdown, partially offset by lower throughput.  Total cash costs per ounce in the second quarter of 2019 decreased when compared to the prior-year period due to the reasons described above, partly offset by lower gold production.

Gold production in the second quarter of 2019 decreased when compared to the prior-year period due to the scheduled mill shutdown that took place for a 58-day period to allow for full autoclave relining.  The last full autoclave relining was carried out in 2013.  During the mill shutdown, underground mining continued and generated a sizable surface stockpile.

Kittila Mine — Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore milled (thousands of tonnes)	616	891
Tonnes of ore milled per day	3,403	4,923
Gold grade (g/t)	4.11	3.70
Gold production (ounces)	69,413	90,167
Production costs per tonne (EUR)	€86	€76
Minesite costs per tonne (EUR)	€73	€77
Production costs per ounce of gold produced ($ per ounce)	$859	$904
Total cash costs per ounce of gold produced ($ per ounce)	$730	$911

Production costs per tonne in the first six months of 2019 increased when compared to the prior-year period due to lower throughput levels as a result of the scheduled mill autoclave shutdown.  Production costs per ounce in the first six months of 2019 decreased when compared to the prior-year period primarily due to higher grades.

Minesite costs per tonne in the first six months of 2019 decreased when compared to the prior-year period due to the accumulation of ore stockpiles during the scheduled mill shutdown, partially offset by lower throughput.  Total cash costs per ounce in the first six months of 2019 decreased when compared to the prior-year period due to the reasons described above, partly offset by lower gold production.

Gold production in the first six months of 2019 decreased when compared to the prior-year period primarily due to the scheduled mill shutdown in the second quarter of 2019 as described above.

In February 2018, the Company’s Board of Directors approved an expansion to increase throughput rates at Kittila to 2.0 mtpa from the current rate of 1.6 mtpa.  Permitting is ongoing for the increase in throughput.  This expansion includes the construction of a 1,044-metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades over a period from 2018 to 2021.

The expansion project is expected to increase the efficiency of the mine and maintain or decrease current operating costs while providing access to the deeper mining horizons.  In addition, the shaft is expected to provide access to the mineral resources located below 1,150 metres depth, where recent exploration programs have shown promising results.

The mill expansion is advancing as planned.  During the scheduled mill shutdown in the second quarter of 2019, tie-in work was completed.

The shaft project is ongoing with all segments of the raise boring completed in the second quarter of 2019.  In addition, slashing of the first section of the raise boring was completed in July 2019.  Raise boring of the ore silos is scheduled to be completed later in 2019 and construction of the head frame is expected to begin in the third quarter of 2019.

Continuing Expansion of Roura-Rimpi Main Zone and Sisar Central Areas

Exploration at the Kittila mine is focused on extending the Main and Sisar zones northward and southward and at depth in the Roura and Rimpi areas in order to increase the mineral reserves in the large orebody.  The probable mineral reserves estimate for Kittila as of December 31, 2018 is 4.4 million ounces of gold (30.5 million tonnes grading 4.50 g/t gold), while the indicated mineral resources estimate is 1.4 million ounces of gold (17.0 million tonnes grading 2.65 g/t gold) and the inferred mineral resources estimate is 1.0 million ounces of gold (8.3 million tonnes grading 3.84 g/t gold).

Drilling is targeting the Main Zone and the Sisar lens in the Roura and Rimpi area.  Sisar is subparallel to and slightly east of the main Kittila mineralization.  The 2019 exploration program is budgeted at $9.0 million including 34,000 metres of drilling.  Exploration drilling in the second quarter of 2019 totaled 12 holes (7,239 metres).  In addition, conversion drilling in the second quarter totaled 10 holes (4,068 metres).

Selected recent drill results from the Sisar and Roura-Rimpi zones at the Kittila mine are set out in the table below.  The drill hole collar coordinates are set out in a table in the Appendix.  Pierce points for all these holes are shown on the Kittila Composite Longitudinal Section.  All intercepts reported for the Kittila mine show uncapped gold grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Sisar and Roura-Rimpi zones at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RIE19-600	Main-Rimpi	316.0	322.4	1,239	3.0	5.6
RIE19-604	Main-Rimpi	371.3	386.0	1,295	6.6	3.7
ROD18-700K	Main-Roura	477.0	486.0	1,129	3.1	5.2
and	Sisar Central	981.5	991.0	1,563	2.9	4.0
ROD18-701H	Sisar Central	638.0	651.0	1,208	4.2	8.4

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
ROD19-700	Main-Roura	701.0	711.5	1,312	5.0	5.3
and	Main-Roura	733.0	741.3	1,338	4.1	3.1
ROD19-700B	Main-Roura	763.3	778.0	1,382	5.6	2.9
ROU19-601	Main-Roura	356.0	367.6	1,292	3.2	5.0
VUG19-504	Main-Rimpi	158.6	188.0	1,009	23.8	7.4
including	Main-Rimpi	169.0	177.0	1,009	6.5	13.4
and	Main-Rimpi	214.0	221.0	1,023	5.8	5.6
VUG19-505	Main-Rimpi	225.1	238.0	1,079	8.5	4.0
and	Main-Rimpi	249.0	254.0	1,091	3.3	9.1
VUG19-506	Main-Rimpi	221.3	229.0	1,076	5.3	6.3
and	Main-Rimpi	247.0	252.0	1,089	3.5	4.0
VUG19-508	Main-Rimpi	46.0	50.7	947	3.9	6.5
and	Main-Rimpi	56.0	71.5	952	13.1	9.7
including	Main-Rimpi	60.1	69.0	952	7.6	13.0
and	Main-Rimpi	78.0	94.0	958	13.6	6.0
VUG19-509	Main-Rimpi	59.3	92.0	976	21.9	5.0
including	Main-Rimpi	85.0	92.0	983	4.8	10.9
and	Main-Rimpi	111.0	119.0	997	5.6	6.8

[Kittla Composite Longitudinal Section]

Deep drilling of the Roura area continues from the exploration ramp with two high-capacity drill rigs.  Recent intercepts from Roura have confirmed the Main Zone and the Sisar Zone mineral reserves and mineral resources between 1,130 and 1,560 metres depth.  Hole ROD19-700 intersected the Main Zone yielding 5.3 g/t gold over 5.0 metres at 1,312 metres depth; the same hole intersected a second branch in the Main Zone 20 metres further to the east, yielding 3.1 g/t gold over 4.1 metres at 1,338 metres depth.  Approximately 75 metres to the north, hole ROD19-700B intersected the Main Zone lower down, yielding 2.9 g/t gold over 5.6 metres at 1,382 metres depth.  Approximately 170 metres above, hole ROD18-

701H intersected the Sisar Central Zone, yielding 8.4 g/t gold over 4.2 metres at 1,208 metres depth.  These intercepts confirm the mineralization in the Main Zone and in the Sisar Central Zone in the southern area.

Approximately 350 metres to the north of hole ROD18-701H, hole ROD18-700K intersected the Main Zone, yielding 5.2 g/t gold over 3.1 metres at 1,129 metres depth; the same hole intersected the Sisar Central Zone, yielding 4.0 g/t gold over 2.9 metres at 1,563 metres depth.  This second intercept extends the Sisar Zone mineralization deeper by approximately 130 metres in this area.

Approximately 450 to 600 metres to the north of hole ROD18-700K, three drill holes intersected the Main Zone in the contact area between Roura and Rimpi: hole ROU19-601 yielded 5.0 g/t gold over 3.2 metres at 1,292 metres depth; hole RIE19-600 yielded 5.6 g/t gold over 3.0 metres at 1,239 metres depth; and hole RIE19-604 yielded 3.7 g/t gold over 6.6 metres at 1,295 metres depth.  These three intercepts extend the current Main Zone mineralization approximately 50 metres northward at this depth.

Shallowly plunging conversion drill holes have confirmed the expected grades and widths in the mineral reserves in the Rimpi Zone between 950 and 1,090 metres depth.  An example is hole VUG19-508 that had three closely-spaced intercepts over 48 metres of core length: 6.5 g/t gold over 3.9 metres; 9.7 g/t gold over 13.1 metres; and 6.0 g/t gold over 13.6 metres, all between 947 and 958 metres depth.  Hole VUG19-506 intersected 6.3 g/t gold over 5.3 metres at 1,076 metres depth and 4.0 g/t gold over 3.5 metres at 1,089 metres depth; these results fill a gap, thereby extending the mineralization in the area by approximately 30 metres to the north.

SOUTHERN BUSINESS REVIEW

Agnico Eagle’s Southern Business operations are focused in Mexico.  These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

Pinos Altos — Cubiro and Sinter Satellite Development Proceeding as Planned; Conversion Drilling Begins at Cubiro and Exploration Continues to Extend Reyna de Plata East Zone

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore processed (thousands of tonnes)	498	603
Tonnes of ore processed per day	5,473	6,626
Gold grade (g/t)	2.77	2.43
Gold production (ounces)	41,740	43,646
Production costs per tonne	$63	$58
Minesite costs per tonne	$66	$58
Production costs per ounce of gold produced ($ per ounce)	$749	$796
Total cash costs per ounce of gold produced ($ per ounce)	$597	$608

Production costs per tonne in the second quarter of 2019 increased when compared to the prior-year period primarily due to higher costs associated with underground mining and lower throughput, partially offset by the timing of inventory.  Production costs per ounce in the second quarter of 2019 decreased when compared to the prior-year period primarily due to higher grades.

Minesite costs per tonne in the second quarter of 2019 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the second quarter of 2019 decreased when compared to the prior-year period primarily due to higher grades.

Gold production in the second quarter of 2019 decreased when compared to the prior-year period due to lower tonnage driven by a decrease in tonnes stacked on the heap leach, partially offset by higher grades.

Pinos Altos Mine — Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore processed (thousands of tonnes)	976	1,122
Tonnes of ore processed per day	5,392	6,199
Gold grade (g/t)	2.83	2.52
Gold production (ounces)	84,470	85,482
Production costs per tonne	$62	$62
Minesite costs per tonne	$64	$60
Production costs per ounce of gold produced ($ per ounce)	$721	$812
Total cash costs per ounce of gold produced ($ per ounce)	$545	$574

Production costs per tonne in the first six months of 2019 were the same when compared to the prior-year period.  Production costs per ounce in the first six months of 2019 decreased when compared to the prior-year period primarily due to higher grades.

Minesite costs per tonne in the first six months of 2019 increased when compared to the prior-year period due to higher costs associated with underground mining and lower throughput.  Total cash costs per ounce in the first six months of 2019 decreased when compared to the prior-year period primarily due to higher grades.

Gold production in the first six months of 2019 decreased when compared to the prior-year period due to lower tonnage driven by a decrease in tonnes stacked on the heap leach, partially offset by higher grades.

In 2018, the Company completed the installation of an ore sorting pilot plant at Pinos Altos.  Samples will be processed from all of the ore bodies at Pinos Altos and La India in 2019 to determine the merits of implementing the technology at the Company’s Mexican operations.  To-date, sorting of open pit ore from the Sinter deposit has yielded favourable preliminary results.  Similar ore sorting pilot testing is being considered at the Company’s other operating regions.

Development of the Sinter and Cubiro satellite deposits at Pinos Altos continued to advance in the second quarter of 2019.  The Sinter deposit, located approximately 2.0 kilometres northwest of the Pinos Altos mine, will be mined from underground and a small open pit.  At Sinter, the development of the underground continued while ore production at the open pit began in the second quarter of 2019.

The Cubiro satellite deposit is located approximately 9.2 kilometres northwest of the Pinos Altos mine and 2.0 kilometres west of the Creston Mascota deposit.  Based on exploration drilling, Cubiro could potentially contribute additional ore to be processed and extend the current life of mine at Pinos Altos.  At Cubiro, 417 metres of underground ramp development was completed in the second quarter of 2019; a total of approximately 1,155 metres of underground ramp development has been completed to-date.  Underground exploration and mineral resource conversion will ramp up during the remainder of year.

Exploration Focused on Reyna de Plata East Zone; Initial Drilling from Cubiro Ramp

In the second quarter of 2019, exploration on the Pinos Altos mine property primarily focused on additional drilling to further test the mineral resource potential of the Reyna de Plata East Zone and initial mineral resource conversion drilling (two holes totaling 1,000 metres) at Cubiro.

This drilling activity is part of the original 11,000-metre exploration drill program budgeted for the Pinos Altos mine in 2019.  A supplemental 6,000 metres of drilling at a cost of $1.6 million has been added to the 2019 budget focused on exploring deeper mineralization at the Reyna de Plata East Zone, as well as extending the mineral resources of this deposit to the east.

Selected recent drill results from the Reyna de Plata East Zone and the Cubiro satellite deposit at the Pinos Altos mine are set out in the table below.  The drill hole coordinates are set out in a table in the Appendix of this news release.  The collars are also located on the Pinos Altos Local Geology Map.  All intercepts reported for the Reyna de Plata East Zone and the Cubiro satellite deposit show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Reyna de Plata East (RPE) Zone and the Cubiro Satellite Deposit at the Pinos Altos mine

Drill Hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
RP19-195	RPE	40.0	44.7	48	3.8	1.0	1.0	46	46
and	RPE	81.3	97.5	104	13.3	3.5	2.1	39	39
and	RPE	111.0	140.5	140	24.2	0.5	0.5	41	41
RP19-198	RPE	78.0	114.0	108	20.7	5.4	4.5	92	92
including		79.5	87.0	94	4.3	12.1	7.7	124	124
and including		104.4	111.0	121	3.8	6.4	6.4	103	103
RP19-199	RPE	165.0	186.0	190	17.2	0.6	0.6	29	29
RP19-204	RPE	55.2	82.5	72	17.6	1.5	1.5	20	20
RP19-207	RPE	71.9	90.0	86	13.9	3.3	2.4	29	29
UG19-147	Cubiro	514.5	518.0	206	3.5	3.2	3.2	51	51
UG19-148	Cubiro	381.7	395.3	130	13.6	2.7	2.7	29	29

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution.

Holes at the Reyna de Plata East Zone use a capping factor of 10 g/t gold and 200 g/t silver.  Holes at the Cubiro satellite deposit use a capping factor of 10 g/t gold and 200 g/t silver

[Pinos Altos Local Geology Map]

The Reyna de Plata Deposit and the Reyna de Plata East Zone occur along the Reyna de Plata Fault (approximately 1.2 kilometres north of the Oberon de Weber pit), and both consist of low-sulphidation epithermal vein-style mineralization.  The gold and silver mineralization is accompanied by green-clear-white quartz and calcite in veins, stockwork and breccia.  The Reyna de Plata Deposit extends over an 840-metre strike length in an east-southeast direction, from surface to locally as deep as 250 metres.  This deposit has initial probable mineral reserves of 72,000 ounces of gold (2.3 million tonnes grading 0.96 g/t gold and 29.3 g/t silver) at open pit depth, declared as part of the total Pinos Altos estimate on December 31, 2018.

Approximately 1,300 metres to the east of the Reyna de Plata Deposit is the recently discovered Reyna de Plata East Zone, which is showing promise as a shallow area with open pit potential; it has been the focus of the minesite exploration drilling at Pinos Altos in the first half of 2019.  The most recent drill results have extended the Reyna de Plata East Zone both laterally and at depth, increasing the strike length to approximately 400 metres (an increase of 150 metres to the southeast), and extending the depth by 20 metres to approximately 190 metres depth below surface.  The zone remains open along strike and at depth.

Recent drilling has yielded significant high-grade intercepts in the Reyna de Plata East Zone, described below, from step-out holes approximately 200 metres north-northeast of those previously described.  The location of the drill collars can be seen on the local geology map.

The best result from the Reyna de Plata East Zone to date is from hole RP19-198 that intersected 4.5 g/t gold and 92 g/t silver over 20.7 metres at 108 metres depth, including 7.7 g/t gold and 124 g/t silver over 4.3 metres.  Approximately 100 metres to the southeast, hole RP19-195 had three intercepts between 48 and 140 metres depth, including 2.1 g/t gold and 39 g/t silver over 13.3 metres at 104 metres depth.  Slightly to the east is the deepest intercept to date in this zone: hole RP19-199 intersected 0.6 g/t gold and 29 g/t silver over 17.2 metres at 190 metres depth.  Approximately 375 metres to the southeast of hole RP19-198, hole RP19-207 intersected 2.4 g/t gold and 29 g/t silver over 13.9 metres at 86 metres depth.

The Reyna de Plata East Zone represents a potential new area of mineral resources at open pit and underground depths along the regional structure.  Follow-up exploration is planned in the third quarter of 2019.

Cubiro Exploration Drilling Begins from Ramp

Exploration activity at Pinos Altos is becoming more focused on the Cubiro satellite deposit, as the exploration ramp is driven deeper.  The Cubiro satellite deposit is composed of multiple gold-silver-bearing veins (such as Veta Colorado) up to 30 metres wide striking northwest for almost 1,100 metres with a steep dip; the deposit has been located between surface and 250 metres below surface.  The deposit is still open to the northwest and at depth.  The Company is also studying other nearby veins such as Veta Flor and Veta Escalon.

The first two underground drill holes were completed recently from the ramp entrance bay, and have confirmed the expected location of mineralized structures.  Hole UG19-147 cut narrow streaks of mineralization and confirmed the structure, intersecting 3.2 g/t gold and 51 g/t silver over 3.5 metres at 206 metres depth.  From the same setup, hole UG19-148 intersected gold-silver mineralization in hydrothermal calcite within andesite host rock, intersecting 2.7 g/t gold and 29 g/t silver over 13.6 metres at 130 metres depth below surface.

The Cubiro satellite deposit has indicated mineral resources of 223,000 ounces of gold and 1.4 million ounces of silver (2.9 million tonnes grading 2.4 g/t gold and 15.3 g/t silver) and inferred mineral resources of 104,000 ounces of gold and 726,000 ounces of silver (1.2 million tonnes grading 2.8 g/t gold and 19.3 g/t silver), both at underground depth, declared as part of the total Pinos Altos estimate on December 31, 2018.  This estimate was based on the 2014 drill campaign, and has not been updated since year-end 2017.

The exploration ramp will provide access for converting mineral resources into mineral reserves.  The 5,000-metre underground drilling campaign from August through October 2019 will focus on converting and extending the easternmost portion of the Cubiro satellite deposit and updating the geological interpretation, using new economic parameters for the year-end 2019 mineral resource estimate.  Successful mineral resource conversion at Cubiro will allow for the optimization of gold production at the Pinos Altos mine and, potentially, an extension of the life of mine.

Creston Mascota — Processing of Bravo High-Grade Ore at Pinos Altos Mill Drives Strong Operational Performance

The Creston Mascota heap leach open pit mine has been operating as a satellite operation to the Pinos Altos mine since late 2010.  During 2018, the mine began preparations to transition operations to the new Bravo pit and to expand the existing heap leach pad facility.  Open pit mineral reserves are expected to be depleted in the fourth quarter of 2019 while gold leaching is expected to continue through 2020.

Creston Mascota Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore processed (thousands of tonnes)	328	255
Tonnes of ore processed per day	3,604	2,802
Gold grade (g/t)	2.90	0.51
Gold production (ounces)	18,336	8,716
Production costs per tonne	$27	$40
Minesite costs per tonne	$27	$38
Production costs per ounce of gold produced ($ per ounce)	$491	$1,173
Total cash costs per ounce of gold produced ($ per ounce)	$320	$978

Production costs per tonne in the second quarter of 2019 decreased when compared to the prior-year period due to higher tonnes processed and the timing of inventory.  Production costs per ounce in the second quarter of 2019 decreased when compared to the prior-year period due to the reasons described above and higher gold production.

Minesite costs per tonne in the second quarter of 2019 decreased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the second quarter of 2019 decreased when compared to the prior-year period due to the reasons described above and higher by-product revenue.

Gold production in the second quarter of 2019 increased significantly when compared to the prior-year period due to higher tonnes processed and higher grades.  In addition, higher grade ore from the Bravo pit was processed at the Pinos Altos mill during the second quarter of 2019 (13,680 tonnes at 10.4 g/t of gold and 133.7 g/t of silver).  The Company expects quarterly production levels to be significantly lower in the second half of 2019, which is more in line with 2019 production guidance.

Creston Mascota Mine — Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore processed (thousands of tonnes)	689	730
Tonnes of ore processed per day	3,807	4,033
Gold grade (g/t)	2.41	0.61
Gold production (ounces)	31,865	20,704
Production costs per tonne	$27	$27
Minesite costs per tonne	$26	$27
Production costs per ounce of gold produced ($ per ounce)	$591	$960
Total cash costs per ounce of gold produced ($ per ounce)	$407	$839

Production costs per tonne in the first six months of 2019 were the same when compared to the prior-year period.  Production costs per ounce in the first six months of 2019 decreased when compared to the prior-year period due to higher gold production.

Minesite costs per tonne in the first six months of 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the first six months of 2019 decreased when compared to the prior-year period due to the reasons described above and higher by-product revenue.

Gold production in the first six months of 2019 increased significantly when compared to the prior-year period due to higher grades as described above.

Due to the higher silver content in the ore being mined and to enhance gold and silver recoveries, a sixth carbon column was installed in the circuit and commissioned in the second quarter of 2019.

La India — Leach Pad Expansion Completed; Drilling Expands Mineralization at Chipriona and El Realito

The La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore processed (thousands of tonnes)	1,445	1,556
Tonnes of ore processed per day	15,879	17,099
Gold grade (g/t)	0.66	0.65
Gold production (ounces)	20,200	24,920
Production costs per tonne	$11	$11
Minesite costs per tonne	$11	$11
Production costs per ounce of gold produced ($ per ounce)	$797	$714
Total cash costs per ounce of gold produced ($ per ounce)	$780	$691

Production costs per tonne in the second quarter of 2019 were the same when compared to the prior-year period.  Production costs per ounce in the second quarter of 2019 increased when compared to the prior-year period due to lower gold production.

Minesite costs per tonne in the second quarter of 2019 were the same when compared to the prior-year period.  Total cash costs per ounce in the second quarter of 2019 increased when compared to the prior-year period due to lower gold production and to lower by-product revenue.

Gold production in the second quarter of 2019 decreased when compared to the prior-year period due to less tonnes stacked on the heap leach as a result of higher clay content in the ore mined.  Belt agglomeration testing (adding cement to the ore at the transfer chutes) is currently underway to help improve percolation of leach solutions on the heap leach pad.

La India Mine — Operating Statistics

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2018
Tonnes of ore milled (thousands of tonnes)	2,896	3,251
Tonnes of ore milled per day	16,000	17,961
Gold grade (g/t)	0.67	0.70
Gold production (ounces)	43,188	47,975
Production costs per tonne	$12	$10
Minesite costs per tonne	$11	$10
Production costs per ounce of gold produced ($ per ounce)	$784	$692
Total cash costs per ounce of gold produced ($ per ounce)	$769	$680

Production costs per tonne in the first six months of 2019 increased when compared to the prior-year period due to lower tonnes processed and the timing of inventory.  Production costs per ounce in the first six months of 2019 increased when compared to the prior-year period primarily due to the reasons described above and lower gold production.

Minesite costs per tonne in the first six months of 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the first six months of 2019 increased when compared to the prior-year period due to the reasons described above.

Gold production in the first six months of 2019 decreased when compared to the prior-year period primarily due to lower tonnes processed as described above.

The heap leach expansion project was completed during the second quarter of 2019 and stacking of ore has commenced.  Detailed engineering is underway to optimize the crushing circuit with a goal of potentially increasing capacity from 17,000 to 18,000 tonnes-per-day.

La India Exploration Focused on the El Realito Zone and the Chipriona Target

Minesite exploration at the La India property in the second quarter of 2019 included 43 holes (4,457 metres) at the El Realito Zone and 23 holes (1,584 metres) on other zones, as well as 18 holes (2,002 metres) of conversion drilling at the Main Zone, part of the budgeted total of 12,000 metres for 2019.  Positive results led to a 5,000-metre supplement to the El Realito drill budget to continue step-out drilling that is expected to increase mineral resources.  Drill results for the El Realito Zone were last reported in the Company’s news release dated April 25, 2019.

The El Realito Zone reported initial probable mineral reserves of 84,000 ounces of gold and 418,000 ounces of silver (3.3 million tonnes of ore grading 0.80 g/t gold and 3.96 g/t silver) as of December 31, 2018; these form part of the total La India estimate.

Regional exploration at the La India property in the first half of 2019 included reconnaissance geological work in numerous prospects and drilling at the Chipriona regional target, located approximately one kilometre north of the North Zone at the La India mine.  The 2019 drill program at the Chipriona target, consisting of 33 holes (9,797 metres), was completed in May.  Drill results for the Chipriona target were last reported in the Company’s news release dated February 14, 2019.

As of December 31, 2018, the Chipriona target was estimated to contain inferred mineral resources of 160,000 ounces of gold, 18.3 million ounces of silver, 11,800 tonnes of copper and 50,400 tonnes of zinc (6.4 million tonnes grading 0.78 g/t gold, 89.6 g/t silver, 0.19% copper and 0.79% zinc); these were reported separately from the La India mineral resources.

Selected recent drill results from the El Realito Zone and the Chipriona target at the La India property are set out in the table below.  The drill hole collar coordinates are set out in a table in the Appendix of this news release.  The collars are located on the La India Mine Local Geology Map.  All intercepts reported for the La India property show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the El Realito Zone and the Chipriona target at the La India property

Drill Hole	Vein	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
CHP19-073	new	30.8	34.8	28	3.5	2.7	2.7	34	34
and	Chipriona	284.8	295.0	151	8.4	0.8	0.8	49	49
CHP19-075	Chipriona	160.2	164.9	86	4.0	2.1	2.1	82	82
and	Chipriona	176.8	188.7	99	10.8	0.9	0.9	17	17
CHP19-082	Chipriona	82.5	102.0	71	18.3	4.1	4.1	190	190
and	HQ	109.6	122.8	97	12.0	2.0	2.0	103	103
CHP19-088	new	89.0	101.7	40	10.4	1.3	1.3	86	86
including		96.0	101.7	42	4.0	2.7	2.7	184	184
CHP19-097	Jessica	79.8	98.0	61	13.9	1.5	1.5	168	168
including		79.8	84.3	61	3.4	3.7	3.7	578	578
and	Chipriona	143.0	161.0	80	16.3	1.1	1.1	141	141
including		144.2	154.3	80	9.1	1.7	1.7	245	245
INER19-244	El Realito	125.3	141.2	71.4	13.2	0.6	0.6	4	4
INER19-250	El Realito	21.0	25.8	18.6	3.4	3.1	3.1	27	27
INER19-253	El Realito	27.8	35.0	14.0	6.6	0.9	0.9	15	15
INER19-261	El Realito	42.8	48.0	45.0	3.8	2.0	2.0	11	11
INER19-266	El Realito	39.5	50.0	25.4	8.4	0.6	0.6	4	4
INER19-272	El Realito	66.0	79.7	78.6	11.2	0.8	0.8	110	110
INER19-277	El Realito	60.6	65.0	47.1	3.8	1.0	1.0	1	1

* Holes at Chipriona use a capping factor of 10 g/t gold and 700 g/t silver.  Holes at El Realito use a capping factor of 10 g/t gold and 200 g/t silver.

[La India Local Geology Map]

El Realito Zone

Exploration drilling is defining and extending the mineralization at the El Realito Zone, which is approximately 1.5 kilometres east of the North and La India zones, to evaluate the potential to increase mineral resources in close proximity to the existing La India mining operations, with encouraging results.

The El Realito mineralization is found in northeast-striking subvertical parallel structural corridors of hydrothermal breccia that appear to have acted as conduits, bringing gold and silver mineralization into the favourable subhorizontal volcanic rock layers.  Most of the mineralized intervals are in oxidized rock, although intermediate depths have mixed oxides and sulphides, and the deepest intervals are in sulphide rock.

An exploration drill program at El Realito in the second quarter of 2019 focused on confirming the east structure and extending the main El Realito structure laterally, mostly toward the southwest.  The interpretation of El Realito is evolving; the current intercepts are in thick oxidized structures with grades often close to 1 g/t gold; oxide ores would be amenable to heap leaching at better gold recoveries compared with sulphide mineralization.  Recent drilling in the main El Realito structure yielded several such intercepts, including hole INER19-244 that intersected 0.6 g/t gold and 4 g/t silver over 13.2 metres at 71 metres depth and hole INER19-266 that intersected 0.6 g/t gold and 4 g/t silver over 8.4 metres at 25 metres depth.

Two recent intercepts in the east structure also intersected oxide mineralization.  Hole INER19-272 intersected 0.8 g/t gold and 110 g/t silver over 11.2 metres at 79 metres depth, approximately 300 metres to the east of the main El Realito structure.  Approximately 425 metres northeast of hole INER19-272, hole INER19-250 intersected 3.1 g/t gold and 27 g/t silver over 3.4 metres at 19 metres depth.

The El Realito mineralized system remains open.  The exploration program is currently testing extension of the mineralized system in order to expand the mineral resources, which are expected to increase in the year-end estimate.  El Realito appears to have the potential to extend the current mine life at La India.

Chipriona Regional Target

Mineralization at Chipriona consists of what appears to be structurally controlled gold- and silver-rich veins, stringers and breccias with significant zinc, lead and copper content in sulphides.  Surface mapping and sampling have traced stacked structures within the Chipriona mineralized corridor, which has a width ranging from tens of metres to a few hundred metres over a northwest strike length of at least 2,500 metres; 2,000 metres of this length has been confirmed through drill-testing.  Mineralization has been intersected from surface to a depth of approximately 275 metres.  The project hosts a swarm of parallel and subparallel structural pathways that are favourable hosts for sulphide-based gold-silver mineralization with base metal by-products.

Significant mineralization has been intersected near surface over substantial widths; this suggests the potential for bulk mining lower-grade mineralization in stockwork zones that surround high-grade feeder zones.  Veins seem to coalesce towards the southeast and at depth.  Currently, the mineralization is open towards the southeast and down dip.

The 2019 exploration drill program has succeeded in extending the mineralization by 500 metres along strike and increasing the understanding of vein geometry along the corridor.  The results confirm the robustness of mineralization in the southeast portion of the Chipriona corridor.

Hole CHP19-082 intersected two mineralized intervals, the first one in the Chipriona vein grading 4.1 g/t gold and 190 g/t silver over 18.3 metres at 71 metres depth, and the other in the HQ vein grading 2.0 g/t gold and 103 g/t silver over 12.0 metres at 97 metres depth.  Forty metres farther to the northwest, hole CHP19-097 intersected 3.7 g/t gold and 578 g/t silver over 3.4 metres in the Jessica vein at 61 metres depth, and then intersected the Chipriona vein, yielding 1.7 g/t gold and 245 g/t silver over 9.1 metres at 80 metres depth.  Another 200 metres northwest, hole CHP19-073 intersected a new vein yielding 2.7 g/t gold and 34 g/t silver over 3.5 metres at 28 metres depth, followed by an intersection in the Chipriona vein grading 0.8 g/t gold and 49 g/t silver over 8.4 metres at 151 metres depth.

Approximately 580 metres northwest of hole CHP19-073 in the central portion of the Chipriona corridor, hole CHP19-088 intersected what appears to be the same new vein in the hanging wall block, yielding 1.3 g/t gold and 86 g/t silver over 10.4 metres at 40 metres depth.

The results of the 2019 drill program are expected to enhance the mineral resource estimate which is planned at the end of the year.

Santa Gertrudis - Exploration Drilling Extends High-Grade Mineralization in Trinidad Zone; Discovers Additional Mineralization in Becerros Zone

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017.  The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000.  The project also has substantial surface infrastructure already in place including pre-stripped pits, haul roads, water sources and several buildings.  The Company’s initial inferred mineral resources estimate for the Santa Gertrudis project is 962,000 ounces of gold (27.5 million tonnes grading 1.09 g/t gold) as of December 31, 2018.

Three corridors with favourable geological formations have been identified on the property, striking approximately northwest.  Within the favourable trends or corridors there are ten mineralized zones with multiple deposits; limited drilling has been done between the deposits.  In addition, the previous owner reported high-grade mineralization along northeast-trending structures.

Drill results for the Santa Gertrudis project were last reported in the Company’s news release dated April 25, 2019.  Recent drilling has used portable and skid-mounted drill rigs.  In the second quarter of 2019, 41 holes (11,780 metres) were completed, mainly in the Trinidad, Becerros and Greta zones.  This drilling focused on exploration and the development of new mineral resources.

Selected recent drill results from the Santa Gertrudis project are set out in the table below.  The drill hole coordinates are set out in a table in the Appendix of this news release.  Drill collars are also shown on the Santa Gertrudis Project Local Geology Map.  All intercepts reported for the Santa Gertrudis project show uncapped and capped gold grades over an estimated true width and depth of midpoint below the surface (metres), based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Santa Gertrudis project

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
SGE19-206	Trinidad	297.4	307.0	287	9.0	3.6	3.6
including		297.4	301.0	283	3.3	7.5	7.5
and	Trinidad	339.0	379.3	339	36.0	2.6	2.6
including		352.0	366.0	334	12.5	4.2	4.2
and	Trinidad	399.0	406.0	377	6.0	4.6	4.6
SGE19-206A	Trinidad	467.0	473.0	436	5.0	1.1	1.1
SGE19-230	Becerros	154.0	162.0	79	7.0	1.8	1.8
SGE19-242	Trinidad	172.0	178.5	174	6.5	5.2	5.2
including		173.0	177.0	175	4.0	7.2	7.2
and	Trinidad	225.0	230.0	228	4.5	2.3	2.3
and	Trinidad	300.0	306.0	305	5.5	1.5	1.5
SGE19-244	Trinidad	130.0	136.0	124	6.0	8.8	8.8
including		130.0	133.0	123	3.0	15.2	15.2
and	Trinidad	151.5	155.0	134	3.5	4.0	4.0
and	Trinidad	214.3	222.5	144	8.0	1.0	1.0
and	Trinidad	226.5	239.0	148	12.0	3.4	3.4
including		232.0	235.2	148	3.1	12.6	12.6
SGE19-250	Becerros	161.0	172.0	137	9.5	2.1	2.1
SGE19-253	Becerros	216.5	220.3	162	3.5	2.7	2.7
SGE19-254	Becerros	67.0	76.0	60	8.0	3.0	3.0
including		68.3	72.0	58	3.3	4.7	4.7

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
SGE19-255	Trinidad	338.0	342.0	203	4.0	1.5	1.5
and	Trinidad	377.0	380.0	220	3.0	3.7	3.7
and	Trinidad	410.5	418.0	208	7.3	8.2	8.2
including		412.0	416.0	208	3.9	13.3	13.3
and	Trinidad	529.0	532.4	269	3.3	1.5	1.5
and	Trinidad	627.0	630.0	373	2.9	2.5	2.5
SGE19-260	Becerros	181.5	188.0	120	6.1	1.2	1.2
and	Becerros	204.0	213.0	138	8.5	1.0	1.0

*Capping factor was used for individual assays of 25 g/t gold.  The cut-off grade used was 0.3 g/t gold in oxide material and 1.0 g/t gold in sulphide material.

[Santa Gertrudis Project Local Geology Map]

[Santa Gertrudis Project - Amelia Deposit Cross Section]

Recent geological mapping and surface sampling have extended the Trinidad Zone by 800 metres to a strike length of more than 3.0 kilometres.

Amelia is one of three deposits that comprise the Trinidad Zone and is the site of an historic open pit mine.  High-grade mineralization in multiple parallel structures was intersected in the Amelia deposit by three holes (SGE19-207, 209 and 233), which were reported in the Company’s news release dated April 25, 2019.  The mineralization appears to preferentially follow structures that commonly correspond to lithological contacts, as shown in the Amelia Deposit Composite Cross Section.

Approximately 100 metres to the north of the three previous holes, hole SGE19-255 cut five mineralized structures, including 8.2 g/t gold over 7.3 metres at 208 metres depth.  Approximately 50 metres west of the three previous holes, hole SGE19-206 intersected mineralization in three structures, including 4.2 g/t gold over 12.5 metres at 334 metres depth.  An extension of the latter hole, SGE19-206A, intersected 1.1 g/t gold over 5.0 metres at 436 metres depth, which is the deepest intercept reported to date at Amelia.

From a drill set-up 460 metres to the east-southeast of the three previously reported holes, hole SGE19-244 intersected four mineralized structures; the uppermost intercept was 8.8 g/t gold over 6.0 metres at 124 metres depth, including 15.2 g/t gold over 3.0 metres.  From the same setup, hole SGE19-242 intersected three structures, including 7.2 g/t gold over 4.0 metres at 175 metres depth and 1.5 g/t gold over 5.5 metres at 305 metres depth.

The recent drill results have extended the Amelia deposit by 250 metres to a strike length of 700 metres, and have increased the depth of the deposit by 40 metres to a depth of 450 metres locally; the deposit remains open along strike and at depth.

In the Becerros Zone, approximately 4.5 kilometres southeast of the Trinidad Zone, exploration drilling has discovered new mineralization: the “Bertha” target, 250 metres northwest of the Becerros Norte deposit.  Hole SGE19-250 intersected 2.1 g/t gold over 9.5 metres at 137 metres depth.  Approximately 100 metres to the southwest, hole SGE19-254 intersected 3.0 g/t gold over 8.0 metres at 60 metres depth (including 4.7 g/t gold over 3.3 metres).  This new mineralization expands the potential of the Becerros Zone.

Farther to the southeast, exploration drilling has extended the Becerros Norte and Becerros Sur deposits.  Hole SGE19-230 intersected 1.8 g/t gold over 7.0 metres at 79 metres depth, approximately 45 metres southwest of Becerros Norte.  Nearby, hole SGE19-253 intersected 2.7 g/t gold over 3.5 metres at 162 metres depth, located 130 metres from Becerros Sur.  Approximately 500 metres to the south, hole SGE19-260 intersected two mineralized structures, 1.2 g/t gold over 6.1 metres at 120 metres depth and 1.0 g/t gold over 8.5 metres at 138 metres depth; the intercepts are located approximately 50 metres northwest of Becerros Sur.

Exploration drilling continues to produce favourable results from several trends at the Santa Gertrudis project, including the Amelia deposit where half of the 11,500-metre supplemental drill program is already completed.  The 2019 drill program remains focused on expanding the mineral resources and exploring new targets, particularly at Amelia.  The project contains both low-grade oxide and high-grade sulphide types of mineralization that have been recognized from surface down to 450 metres depth locally.  The Company believes that the Santa Gertrudis project has the potential to eventually be a similar size operation to La India.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne” and “adjusted net income” that are not standardized measures under IFRS.  These data may not be comparable to data reported by other issuers.  For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before deducting by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses this measure to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.

All-in sustaining costs per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues.  All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.  Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry.  Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures.  The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018.  Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers.  The Company believes that this measure provides helpful information about operating performance.  However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for unsold concentrate inventory production costs and other adjustments, and then dividing by tonnes of ore processed.  As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments.  Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results.  Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne.  The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at July 24, 2019.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking production guidance, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, cash flows and free cash flow; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company’s plans to build operations at Akasaba West, the ongoing construction activities at Amaruq, the Company’s expansion plans at Kittila and the Company’s ramp-up activities at Meliadine, including the timing, funding, completion and commissioning thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other expenditures; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; future dividend amounts and payment dates; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites; statements regarding the sufficiency of the Company’s cash resources and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof; and statements regarding the outcome of discussions with First Nations groups.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2018 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2018 (“Form 40-F”) filed with the SEC as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; seismic activity at the Company’s operations at LaRonde is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including the LaRonde mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; the unfavorable outcome of litigation involving the Partnership; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations; relating to Finland operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice President, Operations - U.S.A. & Latin America; and relating to exploration has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng. and P.Geo., Vice-President, Exploration, each of whom is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; relating to mineral reserves at the Canadian Malartic mine, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation; and relating to mineral resources at the Canadian Malartic mine and the Odyssey and East Malartic projects, has been approved by Pascal Lehouiller, P. Geo., Senior Resource Geologist at Canadian Malartic Corporation, each of whom is a “Qualified Person” for the purposes of NI 43-101.

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  However, in October 2018, the SEC approved final rules requiring comprehensive and detailed disclosure requirements for issuers with material mining operations.  The new SEC rules will replace Guide 7 and are intended to align the SEC’s disclosure requirements more closely with NI 43-101.  Under the new SEC rules, SEC registrants will be permitted to disclose “mineral resources” even though they reflect a lower level of certainty than mineral reserves.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle uses price assumptions that are below the three-year averages.

Assumptions used for the December 31, 2018 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold	Silver	Copper	Zinc	C$ per	Mexican peso per	US$ per
	(US$/oz)	(US$/oz)	(US$/lb)	(US$/lb)	US$1.00	US$1.00	€1.00
Long-life operations and projects					$1.20	MXP16.00	$1.15
Short-life operations -Meadowbank mine, Sinter and Creston Mascota (Bravo) satellite operation at Pinos Altos	$1,150	$16.00	$2.50	$1.00	$1.25	MXP17.00	Not applicable
Upper Canada, Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	2.75	Not applicable	$1.25	Not applicable	Not applicable

*The Upper Beaver project has a net smelter return (NSR) cut-off value of C$125/tonne

**The Canadian Malartic mine uses a cut-off grade between 0.37 g/t and 0.38 g/t gold (depending on the deposit)

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Goldex, Quebec, Canada	October 14, 2012
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Appendix

Meliadine project exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
M19-2518-W2A	6989190	538375	62	195	-82	966
M19-2520	6989059	538800	62	190	-82	893
M19-2524-W1	6989101	538625	63	191	-85	1,002
M19-2524-W2B	6989101	538625	63	191	-85	990

*Coordinate System UTM NAD83 Z15

Kittila mine exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RIE19-600	7538642	2558659	-779	085	-50	424
RIE19-604	7538642	2558657	-779	070	-55	464
ROD18-700K	7537998	2558629	-485	089	-58	1,041
ROD18-701H	7537849	2558624	-464	089	-58	833
ROD19-700	7537698	2558623	-443	092	-84	872
ROD19-700B	7537698	2558623	-443	090	-84	897
ROU19-601	7538509	2558706	-760	075	-60	388
VUG19-504	7539318	2558601	-730	100	-20	288
VUG19-505	7539318	2558601	-730	097	-35	324
VUG19-506	7539319	2558601	-730	081	-35	324
VUG19-508	7539205	2558692	-713	085	-18	192
VUG19-509	7539204	2558691	-713	090	-35	161

* Finnish Coordinate System KKJ Zone 2

Reyna de Plata East Zone and Cubiro Deposit at Pinos Altos mine exploration drill collar coordinates

	Drill collar coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RP19-195	3130929	767372	2,141	200	-70	153
RP19-198	3130969	767280	2,123	195	-75	132
RP19-199	3130893	767495	2,156	200	-70	195
RP19-204	3130738	767609	2,187	200	-75	117
RP19-207	3130763	767580	2,195	200	-60	102
UG19-147	3136221	758604	1,315	018	-12	600
UG19-148	3136221	758604	1,315	358	-12	552

*Coordinate System UTM Nad 27 Zone N12

La India property exploration drill collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
CHP19-073	3180468	707285	1607	230	-47	471
CHP19-075	3180105	707376	1534	225	-45	333
CHP19-082	3180115	707237	1514	225	-45	234
CHP19-088	3180888	706887	1592	225	-45	336
CHP19-097	3180170	707259	1526	225	-45	234
INER19-244	3178317	708835	1,987	315	-60	165
INER19-250	3178157	709553	1,937	315	-45	75
INER19-253	3178393	708624	1,866	315	-50	90
INER19-261	3177736	708846	1,905	315	-45	75
INER19-266	3177794	708912	1,950	315	-50	114
INER19-272	3177933	709195	2,028	315	-45	132
INER19-277	3177391	709059	1,946	315	-45	93

*Coordinates are in UTM NAD27 12N

Santa Gertrudis project exploration drill hole collar coordinates

	Drill collar coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
SGE19-206	3392499	542289	1,304	180	-85.0	408
SGE19-206A	3392499	542289	1,304	179	-78.4	678
SGE19-230	3388118	544138	1,367	55	-50.0	201
SGE19-242	3392387	542784	1,310	180	-85.0	350
SGE19-244	3392386	542784	1,310	180	-47.0	400
SGE19-250	3388467	543910	1,397	215	-50.0	200
SGE19-253	3388003	544237	1,361	55	-75.0	230
SGE19-254	3388417	543817	1,394	215	-50.0	180
SGE19-255	3392635	542298	1,337	180	-50.0	680
SGE19-260	3387509	544162	1,374	55	-60.0	261

*Coordinate System UTM WGS84 12N Zone

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

Operating margin(i) by mine:
Northern Business
LaRonde mine	$66,902	$74,517	$132,104	$164,277
LaRonde Zone 5 mine	8,882	334	13,961	334
Lapa mine	—	6,303	2,033	6,592
Goldex mine	25,126	18,686	50,090	36,738
Meadowbank mine	9,244	21,001	28,274	51,194
Meliadine mine	15,033	—	15,033	—
Canadian Malartic mine(ii)	60,232	67,680	114,861	129,941
Kittila mine	8,205	15,312	33,444	38,621
Southern Business
Pinos Altos mine	27,281	29,620	61,380	66,839
Creston Mascota mine	14,863	3,313	25,978	10,949
La India mine	11,346	15,821	25,286	30,211
Total operating margin(i)	247,114	252,587	502,444	535,696
Amortization of property, plant and mine development	124,203	138,469	252,445	272,839
Exploration, corporate and other	80,091	73,710	154,658	153,096
Income before income and mining taxes	42,820	40,408	95,341	109,761
Income and mining taxes	15,048	35,436	30,537	59,859
Net income for the period	$27,772	$4,972	$64,804	$49,902
Net income per share — basic (US$)	$0.12	$0.02	$0.28	$0.21
Net income per share — diluted (US$)	$0.12	$0.02	$0.27	$0.21

Cash flows:
Cash provided by operating activities	$126,301	$120,087	$274,991	$327,793
Cash used in investing activities	$(233,238)	$(201,405)	$(460,844)	$(556,122)
Cash provided by financing activities	$34,906	$340,498	$1,452	$306,150

Realized prices (US$):
Gold (per ounce)	$1,318	$1,293	$1,311	$1,313
Silver (per ounce)	$14.83	$16.43	$15.24	$16.61
Zinc (per tonne)	$2,811	$3,144	$2,778	$3,280
Copper (per tonne)	$6,036	$6,760	$6,062	$7,014

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	76,587	84,526	154,020	174,311
LaRonde Zone 5 mine	16,170	4,601	29,158	4,601
Lapa mine	—	14,533	5	16,255
Goldex mine	34,325	30,480	68,779	58,404
Meadowbank mine	39,457	59,627	82,959	121,074
Meliadine mine	61,112	—	78,694	—
Canadian Malartic mine(ii)	84,311	91,863	167,981	175,266
Kittila mine	20,077	42,049	69,413	90,167
Southern Business
Pinos Altos mine	41,740	43,646	84,470	85,482
Creston Mascota mine	18,336	8,716	31,865	20,704
La India mine	20,200	24,920	43,188	47,975
Total gold (ounces)	412,315	404,961	810,532	794,239

Silver (thousands of ounces):
Northern Business
LaRonde mine	196	234	393	601
LaRonde Zone 5 mine	3	—	5	—
Lapa mine	—	1	1	1
Goldex mine	1	1	1	1
Meadowbank mine	20	48	42	108
Meliadine mine	4	—	5	—
Canadian Malartic mine(ii)	94	117	205	223
Kittila mine	2	3	6	6
Southern Business
Pinos Altos mine	563	538	1,125	1,079
Creston Mascota mine	216	77	349	168
La India mine	33	37	79	82
Total silver (thousands of ounces)	1,132	1,056	2,211	2,269

Zinc (tonnes)	4,407	2,778	7,241	3,824
Copper (tonnes)	702	961	1,510	2,253

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	75,777	94,868	165,634	196,693
LaRonde Zone 5 mine	16,172	683	24,394	683
Lapa mine	—	13,286	3,777	13,899
Goldex mine	34,729	30,531	68,540	57,989
Meadowbank mine	38,807	59,126	85,475	127,251
Meliadine mine	57,345	—	60,555	—
Canadian Malartic mine(ii)(iv)	79,800	84,920	154,646	161,965
Kittila mine	22,620	41,758	71,825	91,538
Southern Business
Pinos Altos mine	39,500	43,653	81,955	90,013
Creston Mascota mine	16,400	9,499	31,010	21,388
La India mine	20,620	25,362	44,929	47,392
Total gold (ounces)	401,770	403,686	792,740	808,811

Silver (thousands of ounces):
Northern Business
LaRonde mine	221	249	407	611
LaRonde Zone 5 mine	3	—	5	—
Lapa mine	—	1	2	1
Goldex mine	1	1	1	1
Meadowbank mine	14	51	37	109
Meliadine mine	1	—	1	—
Canadian Malartic mine(ii)(iv)	104	107	198	194
Kittila mine	4	2	8	6
Southern Business
Pinos Altos mine	500	528	1,060	1,139
Creston Mascota mine	175	81	315	167
La India mine	34	41	88	88
Total silver (thousands of ounces):	1,057	1,061	2,122	2,316

Zinc (tonnes)	4,999	2,979	6,585	5,509
Copper (tonnes)	734	945	1,498	2,233

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine	$740	$622	$723	$631
LaRonde Zone 5 mine	783	796	735	796
Lapa mine(vi)	—	795	—	823
Goldex mine	589	680	574	677
Meadowbank mine(vii)	1,072	933	989	936
Meliadine mine(viii)	851	—	851	—
Canadian Malartic mine(ii)	624	557	607	571
Kittila mine	622	946	732	912
Southern Business
Pinos Altos mine	796	812	748	785
Creston Mascota mine	494	1,123	580	974
La India mine	804	716	798	708
Weighted average total cash costs per ounce of gold produced	$736	$736	$720	$735

Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine	$506	$395	$497	$412
LaRonde Zone 5 mine	780	796	733	796
Lapa mine(vi)	—	795	—	823
Goldex mine	589	680	574	677
Meadowbank mine(vii)	1,066	920	982	921
Meliadine mine(viii)	850	—	850	—
Canadian Malartic mine(ii)	607	537	589	551
Kittila mine	619	945	730	911
Southern Business
Pinos Altos mine	597	608	545	574
Creston Mascota mine	320	978	407	839
La India mine	780	691	769	680
Weighted average total cash costs per ounce of gold produced	$652	$656	$638	$652

Notes:

(i) Operating margin is calculated as revenues from mining operations less production costs.

(ii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv) The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd.

(v) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income  for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi) Mining and processing operations at the Lapa mine ended in December 2018. The Lapa mine’s cost calculations per ounce of gold produced for the six months ended June 30, 2019 exclude 5 ounces of payable gold production, which were recovered as a result of final refining reconciliation.

(vii) The Meadowbank mine’s cost calculations per ounce of gold produced for the three and six months ended June 30, 2019 exclude 2,147 ounces of payable gold production, which were produced prior to the achievement of commercial production at the Amaruq deposit, which is not expected until the third quarter of 2019.

(viii) The Meliadine mine’s cost calculations per ounce of gold produced for the three and six months ended June 30, 2019 exclude 29,699 and 47,281 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production on May 14, 2019.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at June 30, 2019	As at December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$118,732	$301,826
Short-term investments	6,899	6,080
Trade receivables	8,710	10,055
Inventories	508,448	494,150
Income taxes recoverable	24,064	17,805
Equity securities	74,826	76,532
Fair value of derivative financial instruments	4,618	180
Other current assets	241,672	165,824
Total current assets	987,969	1,072,452
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development	6,507,737	6,234,302
Other assets	187,182	138,297
Total assets	$8,090,680	$7,852,843

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$341,610	$310,597
Reclamation provision	7,102	5,411
Interest payable	32,165	16,531
Income taxes payable	6,660	18,671
Lease obligations	15,119	1,914
Current portion of long-term debt	360,000	—
Fair value of derivative financial instruments	635	8,325
Total current liabilities	763,291	361,449
Non-current liabilities:
Long-term debt	1,362,708	1,721,308
Lease obligations	68,474	—
Reclamation provision	418,908	380,747
Deferred income and mining tax liabilities	788,127	796,708
Other liabilities	43,463	42,619
Total liabilities	3,444,971	3,302,831

EQUITY
Common shares:
Outstanding — 237,843,301 common shares issued, less 886,951 shares held in trust	5,464,573	5,362,169
Stock options	189,235	197,597
Contributed surplus	37,254	37,254
Deficit	(981,795)	(988,913)
Other reserves	(63,558)	(58,095)
Total equity	4,645,709	4,550,012
Total liabilities and equity	$8,090,680	$7,852,843

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
REVENUES
Revenues from mining operations	$526,611	$556,282	$1,058,834	$1,134,717

COSTS, EXPENSES AND OTHER INCOME
Production(i)	279,497	303,695	556,390	599,021
Exploration and corporate development	27,352	38,936	52,802	69,159
Amortization of property, plant and mine development	124,203	138,469	252,445	272,839
General and administrative	29,126	30,647	58,219	64,108
Finance costs	27,310	25,293	53,076	47,109
(Gain) loss on derivative financial instruments	(2,858)	4,440	(12,674)	3,134
Foreign currency translation loss	4,131	3,875	6,337	390
Other income	(4,970)	(29,481)	(3,102)	(30,804)
Income before income and mining taxes	42,820	40,408	95,341	109,761
Income and mining taxes expense	15,048	35,436	30,537	59,859
Net income for the period	$27,772	$4,972	$64,804	$49,902

Net income per share — basic	$0.12	$0.02	$0.28	$0.21
Net income per share — diluted	$0.12	$0.02	$0.27	$0.21

Weighted average number of common shares (in thousands):
Basic	235,555	232,829	235,064	232,660
Diluted	237,011	234,949	236,391	234,678

Notes:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
OPERATING ACTIVITIES
Net income for the period	$27,772	$4,972	$64,804	$49,902
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	124,203	138,469	252,445	272,839
Deferred income and mining taxes	(3,649)	17,888	(8,683)	6,266
Stock-based compensation	12,123	12,133	26,998	27,457
Foreign currency translation loss	4,131	3,875	6,337	390
Other	(4,724)	(17,153)	(9,313)	(15,501)
Adjustment for settlement of reclamation provision	(2,565)	(661)	(4,459)	(1,294)
Changes in non-cash working capital balances:
Trade receivables	1,553	255	1,345	(1,479)
Income taxes	(926)	(15,010)	(18,270)	(17,341)
Inventories	(37,243)	12,768	(21,031)	37,318
Other current assets	(82,324)	(57,593)	(81,200)	(52,840)
Accounts payable and accrued liabilities	90,039	30,258	52,006	19,819
Interest payable	(2,089)	(10,114)	14,012	2,257
Cash provided by operating activities	126,301	120,087	274,991	327,793

INVESTING ACTIVITIES
Additions to property, plant and mine development	(230,931)	(250,221)	(434,284)	(436,315)
Acquisition	—	—	—	(162,479)
Proceeds from sale of property, plant and mine development	1,964	35,083	2,229	35,083
Net purchases of short-term investments	(393)	(365)	(819)	(2,017)
Net proceeds from sale of equity securities	—	16,305	908	16,305
Purchases of equity securities and other investments	(3,878)	(3,000)	(28,878)	(7,514)
Decrease in restricted cash	—	793	—	815
Cash used in investing activities	(233,238)	(201,405)	(460,844)	(556,122)

FINANCING ACTIVITIES
Dividends paid	(23,764)	(19,418)	(49,242)	(42,067)
Repayment of finance lease obligations	(3,456)	(825)	(6,834)	(1,745)
Proceeds from long-term debt	140,000	—	140,000	250,000
Repayment of long-term debt	(140,000)	—	(140,000)	(250,000)
Notes issuance	—	350,000	—	350,000
Long-term debt financing	—	(2,181)	—	(2,285)
Repurchase of common shares for stock-based compensation plans	—	(76)	(24,070)	(26,332)
Proceeds on exercise of stock options	58,274	9,499	73,821	21,683
Common shares issued	3,852	3,499	7,777	6,896
Cash provided by financing activities	34,906	340,498	1,452	306,150
Effect of exchange rate changes on cash and cash equivalents	725	(3,168)	1,307	(2,529)
Net (decrease) increase in cash and cash equivalents during the period	(71,306)	256,012	(183,094)	75,292
Cash and cash equivalents, beginning of period	190,038	452,258	301,826	632,978
Cash and cash equivalents, end of period	$118,732	$708,270	$118,732	$708,270

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$28,326	$34,508	$35,739	$41,675
Income and mining taxes paid	$19,501	$34,084	$54,452	$71,922

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
(thousands of United States dollars)
LaRonde mine	$48,787	$62,908	$110,590	$127,844
LaRonde Zone 5 mine	12,273	521	17,948	521
Lapa mine	—	10,757	2,844	11,285
Goldex mine	20,252	20,943	39,326	39,527
Meadowbank mine	41,751	56,483	83,656	117,973
Meliadine mine	27,887	—	27,887	—
Canadian Malartic mine(i)	51,141	50,557	100,900	97,877
Kittila mine	21,033	38,759	59,633	81,475
Pinos Altos mine	31,262	34,743	60,920	69,442
Creston Mascota mine	9,002	10,226	18,838	19,877
La India mine	16,109	17,798	33,848	33,200
Production costs per the consolidated statement of income	$279,497	$303,695	$556,390	$599,021

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		76,587		84,526		154,020		174,311

Production costs	$48,787	$637	$62,908	$744	$110,590	$718	$127,844	$733
Inventory and other adjustments(iv)	7,911	103	(10,336)	(122)	699	5	(17,867)	(102)
Cash operating costs (co-product basis)	$56,698	$740	$52,572	$622	$111,289	$723	$109,977	$631
By-product metal revenues	(17,930)	(234)	(19,152)	(227)	(34,722)	(226)	(38,212)	(219)
Cash operating costs (by-product basis)	$38,768	$506	$33,420	$395	$76,567	$497	$71,765	$412

LaRonde Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2019				June 30, 2018				June 30, 2019				June 30, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			462				507				1,009				1,038

Production costs		$48,787		$106		$62,908		$124		$110,590		$110		$127,844		$123
Production costs (C$)	C$	65,215	C$	141	C$	79,891	C$	158	C$	147,270	C$	146	C$	162,023	C$	156
Inventory and other adjustments (C$)(v)	(1,543)		(3)		(19,335)		(38)		(19,198)		(19)		(37,320)		(36)
Minesite operating costs (C$)	C$	63,672	C$	138	C$	60,556	C$	120	C$	128,072	C$	127	C$	124,703	C$	120

LaRonde Zone 5 Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		16,170		4,601		29,158		4,601

Production costs	$12,273	$759	$521	$113	$17,948	$616	$521	$113
Inventory and other adjustments(iv)	381	24	3,141	683	3,494	119	3,141	683
Cash operating costs (co-product basis)	$12,654	$783	$3,662	$796	$21,442	$735	$3,662	$796
By-product metal revenues	(42)	(3)	—	—	(76)	(2)	—	—
Cash operating costs (by-product basis)	$12,612	$780	$3,662	$796	$21,366	$733	$3,662	$796

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2019				June 30, 2018				June 30, 2019				June 30, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			241				56				422				56

Production costs		$12,273		$51		$521		$9		$17,948		$43		$521		$9
Production costs (C$)	C$	16,372	C$	68	C$	681	C$	12	C$	23,885	C$	57	C$	681	C$	12
Inventory and other adjustments (C$)(v)	519		2		4,102		73		4,677		11		4,102		73
Minesite operating costs (C$)	C$	16,891	C$	70	C$	4,783	C$	85	C$	28,562	C$	68	C$	4,783	C$	85

Lapa Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)(vi)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		—		14,533		—		16,255

Production costs	$—	$—	$10,757	$740	$2,844	$—	$11,285	$694
Inventory and other adjustments(iv)	—	—	799	55	(2,844)	—	2,094	129
Cash operating costs (co-product basis)	$—	$—	$11,556	$795	$—	$—	$13,379	$823
By-product metal revenues	—	—	(4)	—	—	—	(9)	—
Cash operating costs (by-product basis)	$—	$—	$11,552	$795	$—	$—	$13,370	$823

Lapa Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2019				June 30, 2018				June 30, 2019				June 30, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			—				109				—				126

Production costs		$—		$—		$10,757		$99		$2,844		$—		$11,285		$90
Production costs (C$)	C$	—	C$	—	C$	13,720	C$	126	C$	3,723	C$	—	C$	14,395	C$	114
Inventory and other adjustments (C$)(v)	—		—		980		9		(3,723)		—		2,661		21
Minesite operating costs (C$)	C$	—	C$	—	C$	14,700	C$	135	C$	—	C$	—	C$	17,056	C$	135

Goldex Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		34,325		30,480		68,779		58,404

Production costs	$20,252	$590	$20,943	$687	$39,326	$572	$39,527	$677
Inventory and other adjustments(iv)	(18)	(1)	(213)	(7)	131	2	24	—
Cash operating costs (co-product basis)	$20,234	$589	$20,730	$680	$39,457	$574	$39,551	$677
By-product metal revenues	(4)	—	(10)	—	(10)	—	(14)	—
Cash operating costs (by-product basis)	$20,230	$589	$20,720	$680	$39,447	$574	$39,537	$677

Goldex Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)	June 30, 2019				June 30, 2018				June 30, 2019				June 30, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			734				640				1,389				1,298

Production costs		$20,252		$28		$20,943		$33		$39,326		$28		$39,527		$30
Production costs (C$)	C$	27,042	C$	37	C$	27,018	C$	42	C$	52,357	C$	38	C$	50,555	C$	39
Inventory and other adjustments (C$)(v)	(4)		—		(78)		—		241		—		324		—
Minesite operating costs (C$)	C$	27,038	C$	37	C$	26,940	C$	42	C$	52,598	C$	38	C$	50,879	C$	39

Meadowbank Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)(vii)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		37,310		59,627		80,812		121,074

Production costs	$41,751	$1,119	$56,483	$947	$83,656	$1,035	$117,973	$974
Inventory and other adjustments(iv)	(1,766)	(47)	(826)	(14)	(3,731)	(46)	(4,647)	(38)
Cash operating costs (co-product basis)	$39,985	$1,072	$55,657	$933	$79,925	$989	$113,326	$936
By-product metal revenues	(207)	(6)	(826)	(13)	(560)	(7)	(1,800)	(15)
Cash operating costs (by-product basis)	$39,778	$1,066	$54,831	$920	$79,365	$982	$111,526	$921

Meadowbank Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)(viii)	June 30, 2019				June 30, 2018				June 30, 2019				June 30, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			680				844				1,308				1,674

Production costs		$41,751		$61		$56,483		$67		$83,656		$64		$117,973		$70
Production costs (C$)	C$	55,834	C$	82	C$	72,479	C$	86	C$	111,230	C$	85	C$	150,140	C$	90
Inventory and other adjustments (C$)(v)	(1,547)		(2)		(770)		(1)		(2,651)		(2)		(5,627)		(4)
Minesite operating costs (C$)	C$	54,287	C$	80	C$	71,709	C$	85	C$	108,579	C$	83	C$	144,513	C$	86

Meliadine Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)(ix)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		31,413		—		31,413		—

Production costs	$27,887	$888	$—	$—	$27,887	$888	$—	$—
Inventory and other adjustments(iv)	(1,166)	(37)	—	—	(1,166)	(37)	—	—
Cash operating costs (co-product basis)	$26,721	$851	$—	$—	$26,721	$851	$—	$—
By-product metal revenues	(18)	(1)	—	—	(18)	(1)	—	—
Cash operating costs (by-product basis)	$26,703	$850	$—	$—	$26,703	$850	$—	$—

Meliadine Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(iii)(x)	June 30, 2019				June 30, 2018				June 30, 2019				June 30, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			135				—				135				—

Production costs		$27,887		$207		$—		$—		$27,887		$207		$—		$—
Production costs (C$)	C$	37,067	C$	274	C$	—	C$	—	C$	37,067	C$	274	C$	—	C$	—
Inventory and other adjustments (C$)(v)	(1,031)		(8)		—		—		(1,031)		(8)		—		—
Minesite operating costs (C$)	C$	36,036	C$	266	C$	—	C$	—	C$	36,036	C$	266	C$	—	C$	—

Canadian Malartic Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(i)(ii)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		84,311		91,863		167,981		175,266

Production costs	$51,141	$607	$50,557	$550	$100,900	$601	$97,877	$558
Inventory and other adjustments(iv)	1,475	17	626	7	1,102	6	2,214	13
Cash operating costs (co-product basis)	$52,616	$624	$51,183	$557	$102,002	$607	$100,091	$571
By-product metal revenues	(1,472)	(17)	(1,878)	(20)	(3,028)	(18)	(3,546)	(20)
Cash operating costs (by-product basis)	$51,144	$607	$49,305	$537	$98,974	$589	$96,545	$551

Canadian Malartic Mine	Three Months Ended				Three Months Ended				Six Months Ended				Six Months Ended
Per Tonne(i)(iii)	June 30, 2019				June 30, 2018				June 30, 2019				June 30, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			2,642				2,633				5,159				5,143

Production costs		$51,141		$19		$50,557		$19		$100,900		$20		$97,877		$19
Production costs (C$)	C$	68,028	C$	26	C$	64,801	C$	25	C$	133,592	C$	26	C$	125,303	C$	24
Inventory and other adjustments (C$)(v)	2,190		—		1,036		—		1,706		—		3,078		1
Minesite operating costs (C$)	C$	70,218	C$	26	C$	65,837	C$	25	C$	135,298	C$	26	C$	128,381	C$	25

Kittila Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		20,077		42,049		69,413		90,167

Production costs	$21,033	$1,048	$38,759	$922	$59,633	$859	$81,475	$904
Inventory and other adjustments(iv)	(8,545)	(426)	1,017	24	(8,827)	(127)	793	8
Cash operating costs (co-product basis)	$12,488	$622	$39,776	$946	$50,806	$732	$82,268	$912
By-product metal revenues	(56)	(3)	(39)	(1)	(132)	(2)	(110)	(1)
Cash operating costs (by-product basis)	$12,432	$619	$39,737	$945	$50,674	$730	$82,158	$911

Kittila Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore milled (thousands of tonnes)		160		423		616		891

Production costs	$21,033	$131	$38,759	$92	$59,633	$97	$81,475	$91
Production costs (€)	€18,776	€117	€32,853	€78	€52,798	€86	€67,837	€76
Inventory and other adjustments (€)(v)	(7,869)	(49)	911	2	(8,170)	(13)	429	1
Minesite operating costs (€)	€10,907	€68	€33,764	€80	€44,628	€73	€68,266	€77

Pinos Altos Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		41,740		43,646		84,470		85,482

Production costs	$31,262	$749	$34,743	$796	$60,920	$721	$69,442	$812
Inventory and other adjustments(iv)	1,953	47	680	16	2,236	27	(2,307)	(27)
Cash operating costs (co-product basis)	$33,215	$796	$35,423	$812	$63,156	$748	$67,135	$785
By-product metal revenues	(8,296)	(199)	(8,885)	(204)	(17,147)	(203)	(18,050)	(211)
Cash operating costs (by-product basis)	$24,919	$597	$26,538	$608	$46,009	$545	$49,085	$574

Pinos Altos Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		498		603		976		1,122

Production costs	$31,262	$63	$34,743	$58	$60,920	$62	$69,442	$62
Inventory and other adjustments(v)	1,710	3	503	—	1,688	2	(2,471)	(2)
Minesite operating costs	$32,972	$66	$35,246	$58	$62,608	$64	$66,971	$60

Creston Mascota Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		18,336		8,716		31,865		20,704

Production costs	$9,002	$491	$10,226	$1,173	$18,838	$591	$19,877	$960
Inventory and other adjustments(iv)	54	3	(434)	(50)	(348)	(11)	283	14
Cash operating costs (co-product basis)	$9,056	$494	$9,792	$1,123	$18,490	$580	$20,160	$974
By-product metal revenues	(3,181)	(174)	(1,271)	(145)	(5,511)	(173)	(2,797)	(135)
Cash operating costs (by-product basis)	$5,875	$320	$8,521	$978	$12,979	$407	$17,363	$839

Creston Mascota Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		328		255		689		730

Production costs	$9,002	$27	$10,226	$40	$18,838	$27	$19,877	$27
Inventory and other adjustments(v)	(205)	—	(519)	(2)	(907)	(1)	110	—
Minesite operating costs	$8,797	$27	$9,707	$38	$17,931	$26	$19,987	$27

La India Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Ounce of Gold Produced(ii)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		20,200		24,920		43,188		47,975

Production costs	$16,109	$797	$17,798	$714	$33,848	$784	$33,200	$692
Inventory and other adjustments(iv)	126	7	39	2	605	14	781	16
Cash operating costs (co-product basis)	$16,235	$804	$17,837	$716	$34,453	$798	$33,981	$708
By-product metal revenues	(486)	(24)	(622)	(25)	(1,245)	(29)	(1,376)	(28)
Cash operating costs (by-product basis)	$15,749	$780	$17,215	$691	$33,208	$769	$32,605	$680

La India Mine	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
Per Tonne(iii)	June 30, 2019		June 30, 2018		June 30, 2019		June 30, 2018
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		1,445		1,556		2,896		3,251

Production costs	$16,109	$11	$17,798	$11	$33,848	$12	$33,200	$10
Inventory and other adjustments(v)	(199)	—	(147)	—	(587)	(1)	313	—
Minesite operating costs	$15,910	$11	$17,651	$11	$33,261	$11	$33,513	$10

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments are represented by the inclusion of smelting, refining and marketing charges and exclusion of charges not directly associated with the production of minerals.

(v) This inventory and other adjustment reflect production costs associated with the portion of production still in inventory, the addition of smelting, refining and marketing charges to production costs, and exclusion of charges not directly associated with the production of minerals.

(vi) Mining and processing operations at the Lapa mine ended in December 2018. The Lapa mine’s cost calculations per ounce of gold produced for the six months ended June 30, 2019 exclude 5 ounces of payable gold production, which were recovered as a result of final refining reconciliation.

(vii) The Meadowbank mine’s cost calculations per ounce of gold produced for the three and six months ended June 30, 2019 exclude 2,147 ounces of payable gold production, which were produced prior to the achievement of commercial production at the Amaruq deposit, which is not expected until the third quarter of 2019.

(viii) The Meadowbank mine’s cost calculations per tonne for the three and six months ended June 30, 2019 exclude 39,187 tonnes, which were processed prior to the achievement of commercial production at the Amaruq deposit, which is not expected until the third quarter of 2019.

(ix) The Meliadine mine’s cost calculations per ounce of gold produced for the three and six months ended June 30, 2019 exclude 29,699 and 47,281 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production on May 14, 2019.

(x) The Meliadine mine’s cost calculations per tonne for the three and six months ended June 30, 2019 exclude 124,155 and 263,749 tonnes, respectively, which were processed prior to the achievement of commercial production on May 14, 2019.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Production costs per the consolidated statements of income and comprehensive income (thousands of United States dollars)	$279,497	$303,695	$556,390	$599,021
Adjusted gold production (ounces)(i)(ii)(iii)	380,469	404,961	761,099	794,239
Production costs per ounce of adjusted gold production	$735	$750	$731	$754
Adjustments:
Inventory and other adjustments(iv)	1	(14)	(11)	(19)
Total cash costs per ounce of gold produced (co-product basis)(v)	$736	$736	$720	$735
By-product metal revenues	(84)	(80)	(82)	(83)
Total cash costs per ounce of gold produced (by-product basis)(v)	$652	$656	$638	$652
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	214	183	171	167
General and administrative expenses (including stock options)	77	76	76	81
Non-cash reclamation provision and other	10	6	10	6
All-in sustaining costs per ounce of gold produced (by-product basis)	$953	$921	$895	$906
By-product metal revenues	84	80	82	83
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,037	$1,001	$977	$989

Notes:

(i) Mining and processing operations at the Lapa mine ended in December 2018. Adjusted gold production for the six months ended June 30, 2019 excludes 5 ounces of payable gold production at the Lapa mine which were recovered as a result of final refining reconciliation.

(ii) Adjusted gold production for the three and six months ended June 30, 2019 excludes 2,147 ounces of payable gold production at the Meadowbank which were produced prior to the achievement of commercial production at the Amaruq deposit which is not expected until the third quarter of 2019.

(iii) Adjusted gold production for the three and six months ended June 30, 2019 excludes 29,699 and 47,281 ounces of payable gold production at the Meliadine mine which were produced prior to the achievement of commercial production on May 14, 2019.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments are represented by the inclusion of smelting, refining and marketing charges and exclusion of charges not directly associated with the production of minerals.

(v) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs or smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.